SEB

04 FEB 13 AM 7:21

Date:

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Facsimile no: 001-202-942-9624

PROCESSED
FEB 19 2004
THOMSON
FINANCIAL

04012813

SUPPL

Re: Skandinaviska Enskilda Banken AB (publ)—File No. 82-3637

Ladies and Gentlemen:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,

Gunilla Wikman

For and on behalf of
Skandinaviska Enskilda Banken

dlw 2/13

(Enclosure)

Skandinaviska Enskilda Banken

Postadress *Mailing address*	Besöksadress *Office address*	Telefon *Telephone*
SE-106 40 Stockholm Sweden	Kungsträdgårdsgatan 8	Nat 08 763 80 00 Int + 46 8 763 80 00

Firma/Name: Skandinaviska Enskilda Banken AB. Bolaget är publikt/A public company (publ).
Styrelsens säte/Reg. Office: Stockholm *Reg.nr/Reg. No.:* 5020329081

SEB

Stockholm, 13 February, 2004

Press release

Annual Accounts 2003

The change programme continues to yield strong results

- Operating result for the fourth quarter isolated amounted to SEK 2,194m, 9 per cent better than the previous quarter and 17 per cent higher than the fourth quarter of 2002
- Operating result for 2003 *including* pension compensation increased by 7 per cent, to SEK 7,963m, whereas the result *excluding* pension compensation rose by 13 per cent, to SEK 7,305m
- Net profit (after tax) increased by 7 per cent to SEK 5,704m
- Total income was virtually unchanged for the full year, while commissions increased quarter by quarter
- Total costs for the full year decreased by 4 per cent including pension compensation and by 6 per cent excluding pension compensation
- The credit loss level remained stable
- Return on equity was 12.3 per cent (12.0) and earnings per share SEK 8.22 (7.60)
- Proposed dividend is SEK 4.00 (4.00)
- In view of the solid capital base a general share buy-back scheme is proposed.

Improvements in many areas

- Market positions were strengthened in most areas
- Customer satisfaction and rankings improved
- Staff motivation increased

President's statement

Our 3 C Change programme continues to generate strong results, as seen within many areas of the Group. Our services have met with increased customer satisfaction, costs continued to decline and employee motivation was enhanced. The result has kept improving, quarter by quarter.

It is gratifying to see that so many different parts of the Group have contributed to our improved result. In a broader perspective, not only our shareholders but also our customers and staff have seen improvements during 2003.

Our customers and their relationship with us are of fundamental importance. Two years ago, we decided to focus more strongly on both our private and corporate customers. Over the last couple of years we have taken a number of measures as regards product offerings, service, accessibility and prices. Furthermore, we have changed our way of working and decision-making. This is why it is particularly pleasing for all of us within SEB to see that our efforts have proved successful. Today, we are pleased to note that our customers have become more satisfied, step by step, and that we are increasing our market shares within many areas. This is true for all categories of customers. It is of utmost importance for our profitability to have satisfied customers, choosing us as a partner for their financial needs.

However, a high degree of customer satisfaction can hardly be achieved without a committed and competent staff. It is their competence that is key to customer confidence. It is a matter of providing good service, efficient transactions and sound advice.

It is therefore promising for the future that the motivation of our employees is deepening. During the past year, all SEB employees and managers have devoted a great deal of time to our Group-wide common values: Commitment, Professionalism, Continuity and Mutual respect. This forms an important part of our ambition to create a common culture across organisational and geographical borders. It is our ambition, by acting as "one SEB", to become both more efficient and to offer our customers improved service. In addition, many employees have devoted time and commitment to various charity and social projects.

For our shareholders it is a high and sustainable profitability that counts in the end. We have managed to improve our result, quarter by quarter, due to increased customer satisfaction, higher market shares, a committed staff and lower costs despite weak markets within many areas.

In terms of contribution from various parts of the Group we note that large corporations - mainly Nordic and German large companies as well as international financial institutions - have become increasingly important for SEB from a profitability point of view. We are pleased with our high and stable earnings within this area as well as with our strong market position.

The Nordic retail business has also reported strong improvements in terms of result, volumes and customer satisfaction after the changes implemented. In the Asset Management division, portfolio and fund performance improved significantly as well as new sales. Furthermore, in spite of a difficult market, the Swedish life insurance business managed to increase both its market share and result.

The German economy remained weak during 2003. Even though our result was strong compared with our German competitors, many of which reported red figures, profitability did not meet our requirements. Our German retail operations are therefore implementing a further restructuring programme in order to adjust costs to low demand. Due to a certain recovery of the economy in combination with our ongoing restructuring, our outlook for our German operations has brightened.

Once again, the Baltic & Poland division reported an excellent outcome. We foresee continued strong growth in the Baltic economies and, consequently, in our subsidiary banks there. Our Estonian, Latvian and Lithuanian banks have contributed with increasing and strong results after being successively acquired in the period between 1998 and 2000.

To sum up, SEB's position is strong. We have implemented sweeping changes throughout the Group that continue to generate results. We have a solid capital base and more stability and breadth in our result. Our strategy continues to build on our 3 C programme, i.e. concentration on customers, costs and improved co-operation. Our strengthened platform provides us with new growth opportunities, particularly in the Nordic area. We are confident that our efforts will continue to benefit our shareholders, customers and employees – especially since we now start to see a brightening of the economy!

The Group

Fourth quarter isolated

Improved result

Operating result for the fourth quarter amounted to SEK 2,194m, including pension compensation, or 9 per cent better than in the previous quarter and 17 per cent up compared with the corresponding period of 2002. The improvement was an effect of increased capital market-related revenues.

Total income amounted to SEK 7,113m, an increase of 6 per cent compared with the third quarter and 3 per cent compared with the corresponding quarter of last year.

Net interest income was virtually unchanged compared with both the previous quarter and the last quarter of 2002.

Net commission income rose by 6 per cent compared with the third quarter and by 11 per cent compared with the fourth quarter of 2002.

Net financial transactions were significantly higher than in the third quarter and in line with the previous year.

Mainly due to increased performance-related compensation *total costs*, SEK 4,647m, rose by 4 per cent compared to the third quarter. However, they were 1 per cent lower than last year.

Net credit losses amounted to SEK 330m, an increase of 57m compared with the third quarter and 52m compared with the corresponding quarter last year.

The full year 2003

Operating result: SEK 8bn

Operating result for 2003 increased by 7 per cent, to SEK 7,963m (7,412) in spite of reduced pension compensation. The result *excluding* pension compensation rose by 13 per cent, to SEK 7,305m (6,464).

Net profit rose by 7 per cent, to SEK 5,704m (5,318).

Stable operating income

Total income decreased by 1 per cent, to SEK 27,071m (27,378).

Net interest income amounted to SEK 13,782m (13,719). Increased volumes, particularly mortgage loans, offset negative effects from lower short-term interest rates.

Net commission income increased by 2 per cent, to SEK 10,218m (9,975). Higher customer activity levels and underlying values of assets under management had a positive impact on equity-related commission income, which constituted approximately 40 per cent of the Group's net commission income in 2003. Income from corporate finance activities was negatively affected by the fact that there were no IPO's on the Swedish market in 2003.

Net result of financial transactions amounted to SEK 2,084m (2,409). The lower activity levels during the summer months and uncertainty prior to the euro referendum had a negative impact, whereas the last quarter of the year showed strong recovery.

Other income decreased to SEK 987m (1,275), mainly due to lower capital gains compared to 2002.

Reduced costs

Total costs including pension compensation decreased by 4 per cent, to SEK 18,135m (18,949). Excluding pension compensation, costs were reduced by 6 per cent, to SEK 18,793m (19,897).

Staff costs, gross, decreased by 1 per cent to SEK 11,157m (11,297) due to staff reductions. The average number of full time equivalents in December 2003 was 17,832, a decrease of approximately 2,160 since June 2001, which was the basis for SEB's cost reduction programme.

Compensation from pension funds was reduced by almost one third, to SEK 658m (948).

Other operating costs were reduced by 11 per cent, to SEK 6,191m (6,923). External IT-costs amounted to SEK 1,508m (1,784). Total IT-costs (defined as a calculated cost for all IT-related activities including costs for own personnel) were SEK 3.5bn (3.5).

Further restructuring in Germany

In spite of significant improvements during the past years, and even though SEB performed better than its German competitors, the result of the German Retail & Mortgage Banking division is still unsatisfactory. The division has therefore launched a profitability improvement programme, which includes a staff reduction of 400 employees. This will lead to further restructuring costs of about SEK 300m, mainly during 2004.

New accounting principles for pension-related costs

On 31 December 2003, total assets of SEB's pension funds amounted to SEK 13.2bn (12.9) while commitments were SEK 10.6bn (10.3). Accordingly, the excess value was SEK 2.6bn (2.6).

As stated in the interim report for the third quarter of 2003, the introduction of new accounting principles, SFASC 29 (IAS 19), as of 2004 will have an impact on pension costs in the Group accounts. The Group's excess value according to the new rules will be around SEK 1.7bn as of January 2004. The change is expected to affect profit before tax for 2004 negatively by approximately SEK 250m, compared to current accounting principles. The new principles will initially increase equity by about SEK 1.3bn.

Stable credit loss level

The Group's *credit loss level*, including changes in the value of assets taken over, remained stable at 0.15 per cent (0.13). Lower recoveries than last year and the build-up of reserves in Germany were the main reasons for the increase in *net credit losses* to SEK 1,006m (828). Asset quality remained stable.

Improved result from life insurance operations

SEB Trygg Liv's operating result increased to SEK 149m (40). This is the division's best result up to now and has been included in the Group's result.

SEB Trygg Liv's result from on-going business, (including change in surplus values but excluding financial effects of short-term market fluctuations), was SEK 1,888m (1,343).

Results including surplus value changes are not consolidated with the SEB Group's result. Therefore, in order to provide a complete description of the Group's operations SEB Trygg Liv, including changes in surplus values, is reported separately on page 21 and in "Additional information" on www.sebgroup.com.

The result of the SEB Group's total insurance operations, non-life (run-off only) and life including goodwill amortisation of SEK 147m (147), amounted to SEK 78m (-56).

Net profit and tax

SEB's profit after tax increased by 7 per cent, to SEK 5,704m (5,318). Return on equity improved to 12.3 (12.0). Earnings per share increased to SEK 8.22 from 7.60 (weighted average number of shares).

Total tax amounted to SEK 2,247m (2,057). Of this, SEK 1,402m (1,133) represented taxes paid, SEK 761m (842) deferred tax and SEK 84m (82) taxes for previous years. The total tax rate was 28.2 per cent (27.8).

Increased assets under management

During 2003, assets under management increased by 11 per cent, to SEK 822bn (742). Net inflow during the year was SEK 36bn (20) while the change in value was SEK 44bn. SEK 11bn of the net inflow emanated from Sweden, SEK 16bn from Germany, SEK 5bn from the rest of the Nordic countries, and SEK 4bn from the Baltic States and Poland.

Net sales of mutual funds increased in all home markets leading to higher market shares.

Credit portfolio

Total credit exposure, including contingent liabilities and derivatives contracts, amounted to SEK 1,012bn (1,000), of which loans and leasing excluding repos amounted to SEK 776bn (731).

Swedish household mortgage lending, the German public sector and the Baltic subsidiary banks continued their volume growth. Lending to the corporate sector increased in local currency terms but remained stable in SEK due to the strengthening of the Swedish krona, particularly against the U.S. dollar.

Since year-end 2002, risk-weighted assets for credit risk increased by 6 per cent, to SEK 490bn (462).

The geographical distribution of the credit portfolio remained stable, with credit volumes concentrated in SEB's home markets: the Nordic area (45 per cent), Germany (34 per cent) and the Baltic countries (4 per cent).

On 31 December, doubtful loans, gross, amounted to SEK 10,877m (11,002), of which SEK 8,632m (8,862) were non-performing loans (loans where interest and amortisation are not paid) and SEK 2,245m (2,140) performing loans. The reserve ratio was 66 per cent (71). The lower reserve ratio reflects a reduced need for collective reserves as volumes related to these risk classes declined, particularly in the Nordic area. In addition there has been a shift from collective to specific reserves.

The volume of assets taken over amounted to SEK 117m (130).

Risk and capital management

By year-end 2003, the Group's total diversified Capital at Risk had increased to SEK 39.6bn (37.0). The increase was mainly volume-based.

The Group's risk-taking in trading operations (measured by so called Value at Risk, VaR) averaged SEK 106m (93) during 2003. This means that the Group, with a 99 per cent probability, cannot be expected to lose more than a maximum of SEK 106m during a ten-day period. The slightly higher VaR compared to 2002 was due to higher market volatility.

During 2003, the Group has intensified its preparations concerning the new capital adequacy rules, which are being developed by the Basel Committee and the EU Commission. Realisation of the potential benefit to the SEB Group creates a strong incentive for the Group-wide implementation project.

Capital base and capital adequacy

As of 31 December 2003, the capital base of the financial group of undertakings (i.e. excluding insurance companies) amounted to SEK 54.7bn (52.7). Core capital was SEK 42.6bn (39.7), of which SEK 1.8bn constituted so-called core capital contribution. Total risk-weighted assets amounted to SEK 535bn (503). The increase of SEK 32bn was mainly due to increased credit volumes in the Swedish mortgage business and the Baltic operations.

The *core capital ratio* was 8.0 per cent (7.9) and the *total capital ratio* 10.2 per cent (10.5).

Rating

In January 2003, Moody's upgraded its long-term rating for SEB to A1 from A2. In November the institute raised its outlook to a further "Possible upgrade".

In December, Standard & Poor's changed its long-term rating for SEB to A from A-. The improved ratings are important, since a higher rating over time leads to lower funding costs and more business opportunities in the international capital markets.

Proposed employee stock option programme

In order to attract and retain competent key staff, SEB has since 1999 had a broad employee staff option programme.

At the Board Meeting of 12 February 2004, the Board decided to propose that the Annual General Meeting resolve the launch of a new employee stock option programme for approximately 700 senior officers and specialists. An evaluation of earlier years' programmes has shown that they have helped keep costs down.

The new programme will have conditions and principles similar to those applicable to the 1999-2003 programmes. The Board proposes, however, to cap the potential gain for the option holders.

It will also be proposed that the potential cost of the employee stock option programme should be hedged as in previous years.

If the existing option programmes had been closed on 31 December 2003 at the share price of 106 kronor, the pay-out to the option holders would have been SEK 234m before income tax. The full value would have been more than offset by the hedge arrangements through equity swaps and repurchased own shares. It should be noted that the option holders agreed to freeze or reduce compensation in order to qualify for the programmes. If the existing programmes had been closed, 13.2m shares with an acquisition value of SEK 1,155m would have been restored to shareholders' equity.

Detailed information will be published in connection with the summons to the Annual General Meeting and in the Annual Report.

Proposal to repurchase shares

The Board of Directors has decided to propose to the Annual General Meeting to authorise SEB to repurchase own shares in the stock market for the following purposes:

- SEB's own securities business (must not exceed 3 per cent of the total number of shares in the Bank)
- Hedge against potential costs of the proposed employee stock option programme (maximum 6.2 million)
- General repurchase - effective management of the capital position of the Group (maximum 20 million shares)

According to Swedish regulations no more than 10 per cent of outstanding shares can be repurchased at any time.

Dividend

The size of the dividend of SEB is determined by the financial position and growth possibilities of the Group. SEB strives to achieve long-term growth based on a capital base for the financial group of undertakings that must not be inferior to a core capital ratio of 7 per cent. The dividend per share shall, over a business cycle, correspond to around 40 per cent of earnings per share calculated on the basis of operating result after tax.

The Board of Directors proposes a dividend of SEK 4.00 (SEK 4.00) per Series A and Series C shares. The total dividend amounts to SEK 2,818m (2,818), calculated on the total number of issued shares as per 31 December, including 13,2 million repurchased shares. This proposal corresponds to 49 per cent (53) of earnings per share, which exceeds the policy target. The high dividend ratio should be viewed in light of SEB's strong capitalisation with a Tier one ratio of 8.0 per cent. The SEB share will be traded ex dividend as from 2 April 2004.

Changes within SEB's Group Executive Committee

As from January 2004 Nils-Fredrik Nyblaeus, formerly Deputy President and Chief Financial Officer of Förenings-Sparbanken, is Executive Vice President with responsibility for Group Staff and IT. He has succeeded Lars Gustafsson, who has retired.

Stockholm, 13 February 2004

Lars H Thunell
President and Group Chief Executive

More detailed information is presented on www.sebgroup.com "Additional information" includes:

Appendix 1 SEB Trygg Liv
Appendix 2 Credit exposure
Appendix 3 Capital base
Appendix 4 Market risk

Profit & Loss Account quarterly performance, eight quarters
- The SEB Group
- The divisions and business areas
- Revenue split

Financial information in 2004:

13 February	Annual Accounts for 2003
1 April	Annual General Meeting
6 May	Interim Report January-March
27 July	Interim Report January-June
20 October	Interim Report January-September

Further information is available from:

Lars Lundquist, CFO,
+46 8 763 95 68
Gunilla Wikman, Head of Group Communications,
+ 46 8 763 81 25; +46 70 763 81 25
Per Anders Fasth, Head of Group Investor Relations,
+ 46 8 763 95 66; +46 70 573 45 50
Annika Halldin, Responsible for financial information,
+46 8 763 85 60; +46 70 379 00 60

SEB Group

Operational Profit and Loss Account

SEK m	Oct-Dec 2003	Oct-Dec 2002	Change per cent	Jan-Dec 2003	Jan-Dec 2002	Change per cent
Net interest income	3 498	3 543	-1	13 782	13 719	0
Net commission income	2 718	2 459	11	10 218	9 975	2
Net result of financial transactions	640	654	-2	2 084	2 409	-13
Other operating income	257	273	-6	987	1 275	-23
Total income	**7 113**	**6 929**	**3**	**27 071**	**27 378**	**-1**
Staff costs	-2 817	-2 733	3	-11 157	-11 297	-1
Pension compensation	194	189	3	658	948	-31
Other operating costs	-1 661	-1 778	-7	-6 191	-6 923	-11
Amortisation of goodwill	-153	-137	12	-616	-544	13
Depreciation and write-downs	-210	-232	-9	-829	-933	-11
Restructuring costs					-200	-100
Total costs	**-4 647**	**-4 691**	**-1**	**-18 135**	**-18 949**	**-4**
Net credit losses etc *	-330	-278	19	-1 006	-828	21
Write-downs of financial fixed assets	-43	-20	115	-64	-29	121
Net result from associated companies	32	-75		19	-104	
Operating result from insurance operations**	69	10		78	-56	
Operating result	**2 194**	**1 875**	**17**	**7 963**	**7 412**	**7**
Taxes	-528	-385	37	-2 247	-2 057	9
Minority interests	-2	1		-12	-37	-68
Net profit for the year	**1 664**	**1 491**	**12**	**5 704**	**5 318**	**7**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and pertaining goodwill amortisation

of which SEB Trygg Liv	64	1		149	40	
Change in surplus values, net	464	196	137	1 739	1 303	33

Key figures

	Jan-Dec 2003	Jan-Dec 2002
Return on equity, %	12.3	12.0
Return on total assets, %	0.45	0.44
Return on risk-weighted assets, %	1.10	1.08
Earnings per share (weighted average number) *, SEK	8.22	7.60
Cost/income ratio	0.67	0.69
Cost/income ratio, excl non-operating items **	0.67	0.70
Credit loss level, %	0.15	0.13
Reserve ratio for doubtful loans, %	66.3	70.8
Level of doubtful loans, %	0.52	0.47
Total capital ratio, %	10.23	10.47
Core capital ratio, %	7.97	7.88
Risk-weighted assets, SEK billion	535	503
Number of full time equivalents, average	18 067	19 003
Number of e-banking customers, thousands	1 614	1 332
Assets under management, SEK billion	822	742

* Issued number of shares 704 557 680 of which SEB has repurchased 7.0 million Series A shares in May 2002 and 6.2 million Series A shares in May 2003 for the employee stock option programme.
** Costs excluding pension compensation, amortisation of goodwill and restructuring costs.

Operational Profit and Loss Account, quarterly basis

SEK m	2003:4	2003:3	2003:2	2003:1	2002:4
Net interest income	3 498	3 520	3 387	3 377	3 543
Net commission income	2 718	2 576	2 484	2 440	2 459
Net result of financial transactions	640	412	542	490	654
Other operating income	257	190	268	272	273
Total income	**7 113**	**6 698**	**6 681**	**6 579**	**6 929**
Staff costs	-2 817	-2 725	-2 789	-2 826	-2 733
Pension compensation	194	146	157	161	189
Other operating costs	-1 661	-1 522	-1 489	-1 519	-1 778
Amortisation of goodwill	- 153	- 153	- 160	- 150	- 137
Depreciation and write-downs	- 210	- 201	- 201	- 217	- 232
Total costs	**-4 647**	**-4 455**	**-4 482**	**-4 551**	**-4 691**
Net credit losses etc *	- 330	- 273	- 189	- 214	- 278
Write-downs of financial fixed assets	- 43	- 1	- 16	- 4	- 20
Net result from associated companies	32	- 8	- 5		- 75
Operating result from insurance operations**	69	43	- 16	- 18	10
Operating result	**2 194**	**2 004**	**1 973**	**1 792**	**1 875**

* Including change in value of seized assets

** Result from SEB Trygg Liv, non-life and pertaining goodwill amortisation

of which SEB Trygg Liv	64	62	15	8	1
Change in surplus values, net	464	818	213	244	196

Operational Profit and Loss Account by division

Jan-Dec 2003, SEK m	Nordic Retail & Private Banking	Corporate & Institutions	German Retail & Mortgage Banking	SEB Asset Manage-ment	SEB Baltic & Poland	SEB Trygg Liv	Other incl elimi-nations	SEB Group
Net interest income	4 247	4 603	3 398	83	1 370		81	13 782
Net commission income	3 326	3 659	1 216	1 235	659		123	10 218
Net result of financial transactions	151	1 809	-17	3	205		-67	2 084
Other operating income	173	207	221	18	108		260	987
Total income	**7 897**	**10 278**	**4 818**	**1 339**	**2 342**		**397**	**27 071**
Staff costs	-2 900	-3 464	-2 331	-550	-696		-1 216	-11 157
Pension compensation	326	165		29	2		136	658
Other operating costs	-2 392	-2 171	-1 193	-330	-503		398	-6 191
Amortisation of goodwill	-52	-56		-7	-49		-452	-616
Depreciation and write-downs	-55	-111	-236	-26	-196		-205	-829
Total costs	**-5 073**	**-5 637**	**-3 760**	**-884**	**-1 442**		**-1 339**	**-18 135**
Net credit losses etc *	-194	-186	-573		-84		31	-1 006
Write-downs of financial fixed assets		-14	-2		-3		-45	-64
Net result from associated companies	-17	-26	40		30		-8	19
Operating result from insurance operations**					16	149	-87	78
Operating result	**2 613**	**4 415**	**523**	**455**	**859**	**149****	**-1 051**	**7 963**

* Including change in value of seized assets

** Result from on-going business in SEB Trygg Liv amounted to SEK 1 888m (1 343), of which change in surplus values net 1 739m (1 303).

Nordic Retail & Private Banking

This division has 1.5 million private customers, including 700,000 Internet customers, and 120,000 small and medium-sized corporate customers. The majority of the customers are Swedish. In the Nordic area, SEB also has approximately 600,000 card customers. The business areas are Retail Banking, Private Banking and SEB Kort (cards). In Sweden, SEB has 200 branch offices, a top-ranked Internet service and a 24h-telephone bank.

Profit and loss account

SEK m	Oct-Dec 2003	Jan-Dec 2003	Jan-Dec 2002	Change per cent
Net interest income	1 081	4 247	4 169	2
Net commission income	920	3 326	3 095	7
Net result of financial transactions	37	151	111	36
Other operating income	36	173	202	-14
Total income	**2 074**	**7 897**	**7 577**	**4**
Staff costs	-745	-2 900	-2 847	2
Pension compensation	87	326	432	-25
Other operating costs	-635	-2 392	-2 418	-1
Amortisation of goodwill	-13	-52		
Depreciation and write-downs	-22	-55	-46	20
Restructuring costs			-65	-100
Total costs	**-1 328**	**-5 073**	**-4 944**	**3**
Net credit losses etc	-75	-194	-85	128
Intra-group minority interest	-6	-17	-20	-15
Operating result	**665**	**2 613**	**2 528**	**3**
Cost/Income ratio	0,64	0,64	0,65	
Business C/I-ratio *	0,68	0,68	0,70	
Allocated capital, SEK m		9 100	7 200	
Return on capital, %		20,7	25,3	
Number of full time equivalents, average		4 744	4 837	

* Costs excluding pension compensation, amortisation of goodwill and restructuring costs

Increased sales and market shares

2003 started in a difficult market situation with a declining stock market. Since the second quarter, however, income, especially commissions, has grown steadily due both to market conditions and higher sales activities.

Market shares in key areas, such as household deposits and mortgages, continued to increase throughout 2003. This was a result of a combination of increased focus on customer satisfaction and cross-servicing.

The division's total lending volumes rose by 15 per cent, to SEK 178bn (155). This includes mortgage volumes of SEK 126bn (104), an increase of 21 per cent. In 2003, SEB's total share of the private mortgage market in Sweden increased to 14.3 per cent (13.4). During the same period SEB's share of new sales to private customers rose to 17.4 per cent (15.6).

SEB's market share of the private mortgage market has steadily increased since 1995, when it was 9.6 per cent.

Actual margins on both fixed and floating rate mortgages have remained stable over the last years.

During 2003, SEB maintained its position as number one on the total market for household savings in Sweden.

At the end of 2003, total deposit volumes amounted to SEK 117bn (110) - an increase of 6 per cent compared to December 2002.

Customer satisfaction in focus

In the yearly external Swedish customer satisfaction survey, "Svenskt Kvalitetsindex", SEB showed some improvement among corporate customers and unchanged satisfaction among private customers, after a sharp improvement recorded for 2002.

More recent surveys show strong improvements among both corporate and private customers. Compared to 2002, the division's customers are more positive in all areas.

The reason for the positive development is higher activity levels and service combined with increased decision power closer to the customers. This has also led to a positive inflow of new customers and increased employee motivation, which is one of the division's focus areas. In the yearly employee survey, both motivation and leadership index showed an unusually large increase for an organisation of close to 5,000 employees.

Increased income and result

The fourth quarter result was better than the first and second, but lower than the third quarter. Income continued to increase between the third and fourth quarters. However, this was more than offset by rising costs due to IT-investments and increased business volumes as well as larger credit losses relating to a few corporate clients.

For 2003, the division's total result increased by 3 per cent to SEK 2,613m.

Net interest income improved mainly due to the above-mentioned increase in volumes.

Commission income continued to improve between all quarters of 2003, mainly due to equity related commissions.

Excluding Europay Norway that was acquired in late 2002, the division's costs were down by 4 per cent. Since the launch of SEB's cost-reduction programme in 2001, the division's cost level has been reduced by SEK 1.2bn (20 per cent) excluding Europay.

Excluding extraordinary recoveries, which were high in 2002, and a few major provisions towards the end of 2003 the underlying trend for credit losses remained stable and low.

Despite the result improvement return on allocated capital was lower than in 2002 as the capital was increased due to higher volumes and goodwill from the acquisition of Europay Norway. Continued lending growth, particularly mortgage lending, leads to a more stable income mix but requires more allocated capital.

Retail Banking - stable result

Retail Banking's result was SEK 1,585m (1,615) - a decrease of 2 per cent compared to 2002. This was mainly due to the negative stock market development in early 2003 and to increased IT-investments in the fourth quarter.

SEB's e-banking services continued to attract new customers – 48,000 new private customers during 2003.

Integration of e-banking and telephone services continued with the introduction of a new call-back-function enabling customers to ask for an advisor to call back before finalising a transaction. SEB also launched the first third generation ("3G") mobile Internet banking service.

In the autumn of 2003, the division initiated a number of activities in order to gain market shares among small and medium-sized companies. Examples are improved offerings, particularly of e-banking services, working methods at the branch offices and further development of advisory services, including extensive telephone service.

Private Banking - Improved result and strong market position

In January 2004, SEB Private Banking was ranked no. 1 in Sweden and no. 15 in Europe in the first Euromoney survey of 245 international private banks.

The result, SEK 432m (395), was 9 per cent better than the previous year. This was due both to a positive business development leading to increased net commissions and a forceful reduction of costs. During 2003, the number of employees was reduced by 14 per cent to 590 (690).

Customer activity increased during the autumn, which had a positive impact both on brokerage fees and mutual fund sales.

Assets under management increased by 9 per cent, to SEK 192bn, mainly due to higher market values of mutual funds and portfolio volumes but also to a positive net inflow of assets, amounting to SEK 6.4bn.

SEB Kort - profitable expansion

SEB Kort's result increased by 15 per cent, to SEK 596m (518). The positive result was a direct effect of the acquisition of Europay Norway in December 2002 and of the card volumes of the Danish department store Magasin Du Nord, acquired in January 2003, as well as of increased sales.

Card volumes, excluding Europay and Magasin Du Nord, remained stable between the years. This was the combined effect of decreasing international business travel - which is an important factor for SEB Kort's business - and the underlying trend of a generally increased usage of cards. Total turnover for SEB Kort amounted to SEK 161bn (134).

Credit losses, including frauds, are low compared with international card companies. The acquisition of Europay Norway explains the increase to SEK 123m from SEK 88m in 2002.

The integration of the Norwegian operations proceeded according to plan. Restructuring costs for the integration are included in the result.

Outlook

The ambition is to continue last years' growth strategy by improved offerings, increased competence, higher sales activities with the help of modern IT-support and decentralisation.

In addition, the objective is to increase the division's business in the Nordic area and co-operation with SEB's retail operations in Germany.

Corporate & Institutions

This division is responsible for large corporations, financial institutions and medium-sized companies. Comprising Merchant Banking (cash management, trading in currencies and fixed income, capital markets, lending, structured finance, import and export financing, custody etc) and Enskilda Securities (equity trading, corporate finance etc), it operates in 12 countries.

Profit and loss account

SEK m	Oct-Dec 2003	Jan-Dec 2003	Jan-Dec 2002	Change, per cent
Net interest income	1 164	4 603	4 593	*0*
Net commission income	986	3 659	3 678	*-1*
Net result of financial transactions	545	1 809	1 942	*-7*
Other operating income	50	207	298	*-31*
Total income	**2 745**	**10 278**	**10 511**	**-2**
Staff costs	-934	-3 464	-3 456	0
Pension compensation	41	165	203	*-19*
Other operating costs	-540	-2 171	-2 423	-10
Amortisation of goodwill	-14	-56	-61	*-8*
Depreciation and write-downs	-28	-111	-130	*-15*
Restructuring costs			-98	-100
Total costs	**-1 475**	**-5 637**	**-5 965**	**-5**
Net credit losses etc	-70	-186	-83	*124*
Write-downs of financial fixed assets		-14		
Intra-group minority interest	-11	-26	-33	*-21*
Operating result	**1 189**	**4 415**	**4 430**	***0***
Cost/Income ratio	0,54	0,55	0,57	
Business C/I-ratio *	0,55	0,56	0,57	
Allocated capital, SEK m		14 500	15 600	
Return on capital, %		21,9	20,4	
Number of full time equivalents, average		3 171	3 282	

* *Costs excluding pension compensation, amortisation of goodwill and restructuring costs*

Positive market indicators

Despite periods of intense geopolitical uncertainty, the major trend in 2003 was an increased risk appetite and a narrowing of corporate and emerging market spreads. This underpinned a fairly stable rise in stock prices during the year, although Government bond markets were volatile. Increased concern over deflation during the second quarter drove bond yields to historic lows, but optimism about the global recovery returned in the second half of the year. Bond yields consequently resumed their upward climb while central banks kept policy rates on hold at low levels after rate cuts in the first half of the year. The FX market experienced unusually sharp movements, with the US dollar at times coming under intense pressure. The Swedish EMU referendum affected market behaviour and position taking, but the krona was fairly stable in 2003 against the euro. Turnover in local FX and fixed income markets was higher in 2003 compared to the previous year. However, the Stockholm Stock Exchange experienced falling turnover although market values increased in the second half of the year.

Stable result for Corporate & Institutions

The operating result for the fourth quarter was SEK 1,189m, exceeding the third-quarter result by more than SEK 200m. The increase was mostly due to a recovery in income after a slight drop in the third quarter. Despite a subdued initial outlook for 2003, business conditions improved and the year ended in line with 2002.

Merchant Banking's operating result was marginally better than in 2002, with a slight rise in income and stable costs. Credit losses remained low, even though they were somewhat higher than the previous year.

Both income and operating profit continued to rise within Merchant Banking's growth areas, more than compensating for the decrease within more mature areas.

Operating profit decreased at Enskilda Securities, with the effects of a cost-reduction programme partly offsetting a 23 per cent fall in income.

Both Merchant Banking and Enskilda Securities have further enhanced their leading market positions during the year.

Merchant Banking – high and stable result

The operating result for 2003 was SEK 4,288m (4,235). Net interest income and net commission income were stable, with almost identical income levels for all four quarters. In the fourth quarter, net result of financial transactions was strong mainly due to increased trading capital market activities and demand for structured finance solutions. Excluding pension compensation costs were slightly lower in 2003 compared to 2002.
Credit losses in the fourth quarter were marginally higher than in previous quarters, but remained at low levels. Asset quality continued to be stable.

Growth in home markets

In 2003, Merchant Banking continued to consolidate its business in its home markets outside Sweden (Norway, Denmark, Finland and Germany). SEB cemented its position as the leading relationship bank in Sweden for large corporate clients, with top rankings in a number of quality and market share surveys.

Financial institutions is an increasingly important customer segment. During 2003, SEB acquired a number of new clients, including banks, insurance companies and institutional clients.

A lot of effort has gone into improving the specialist know-how available to medium-sized companies. This was borne out by results from the Swedish survey KNIX Customer Loyalty index, which showed a substantial increase in customer satisfaction among these clients in 2003.

Norway had its best year to date, with a significant rise in new clients and increased business with existing clients. Further investments in areas such as structured finance, FX, debt capital markets, securities finance and fixed income will strengthen SEB's position further.

The Danish operation also had a successful year, and now provides trading capital market services to 150 domestic and international financial institutions. A local Foreign Exchange desk has been set up.

Merchant Banking continued to grow in Finland during 2003, with new clients especially from the financial institutions segment and the custody business.

The German operation is now structured along the same lines as Merchant Banking globally and offers a full range of products and services. These include new offerings within the units Export & Project Finance, Securities Finance, Fixed Income and Debt Capital Markets, among others. In 2003, the result increased substantially. In addition to gaining a number of new customers, it profited from existing relationships. SEB's reputation in the German market was further enhanced by another exceptionally high set of results in the survey TRIM Customer Loyalty index. Customer satisfaction is at record highs both for domestic customers and Nordic subsidiaries, particularly in cash management where the bank achieved the best customer satisfaction ranking of all banks active in Germany.

Strong product position

Merchant Banking remains in the forefront in the development and deployment of e-commerce technology. Several significant cash management agreements were signed in 2003. Electronic cash management solutions, including Online Cash Management (OCM), were ranked No.1 in Europe and No.2 globally at the annual Euromoney Technology Awards in November. OCM is an Internet-based cash management application offering balance and transaction reporting, international payments and domestic payments. In a customer poll of international cash management providers by the same magazine, the bank was ranked No.10 globally.

Through its three Baltic banks SEB has a leading position in the Baltic region. ICA AB, the largest food-retailing group in the Nordic region, chose SEB to be its cash management bank in the Baltic region.

Within the area trading capital markets Merchant Banking achieved strong results, with underlying growth stemming from higher levels of client facilitation and maintaining low levels of risk.

The proportion of FX transactions conducted via Trading Station, an Internet-based system for currency and fixed income trading, increased during 2003, averaging more than 50 per cent in the fourth quarter. Both Euromoney magazine and Corporate Finance magazine awarded SEB top rankings in FX.

Securities Finance continued to deliver growth and income. In prime brokerage services, SEB was ranked fourth-largest prime broker in Europe, according to the EuroHedge magazine.

The Nordic corporations have been fairly inactive in the euro-bond market during 2003 due to reduced financing needs. In the international credit market, activity picked up. SEB had a major roll in the refinancing of Ericsson and ABB and arranged syndicated loans for, among others, Eniro, Gunnebo, Metso, Oriflame, SAS, Vattenfall and Vin&Sprit. In the syndicated loan market, SEB was the lead arranger for Swedish borrowers and No.2 for Nordic borrowers.

Attractive structured investment products continue to be offered to institutional and retail investors. In Germany, successful retail issues were launched and distributed via the retail branch network.

Fixed Income & Swaps showed increased profit in the home markets, largely thanks to higher turnover of mortgage bonds. All euro government trading will be centralised to Germany from 2004.

With custody services now offered in seven markets, SEB is the leading provider in the Nordic and Baltic regions. Assets under custody rose to SEK 2,394bn from SEK 1,846bn. In July, Euromoney named SEB Best Custody House in the Nordic and Baltic regions. In European sub-custody surveys conducted by Global Investor Magazine, the bank was ranked No.1 in Sweden and Finland.

Structured finance picked up in the second half of 2003, with strong growth in new business. SEB also increased its market share, especially among large corporate clients.

This resulted in a record year for export and project finance, among others, where the power and telecommunications sector proved particularly strong. SEB's leasing business - conducted by SEB Finans - showed stable growth. Acquisition finance revenues were boosted by a number of successful exits from mezzanine and equity investments.

After several years of stable and high profits, Merchant Banking now sees opportunities for stronger growth, particularly in the other Nordic countries and Germany.

Enskilda Securities - leader in the Nordic region

The operating result of Enskilda Securities in 2003 was SEK 127m (195). Total revenues for 2003 were SEK 1,368m (1,780), a drop of 23 per cent compared with 2002. Ongoing cost-reduction efforts lowered costs by 20 per cent in 2001, 21 per cent in 2002 and 22 per cent in 2003.
Enskilda Securities now employs 423 (494). Staff costs were down by 16 per cent compared with 2002.

Equity trading-related revenues fell by 19 per cent, reflecting the weak start to the year and low turnover volumes. On the Stockholm Stock Exchange, Enskilda Securities' most important market, turnover fell by 9 per cent with a drop in commission income, although market value increased in the second half of the year. Slow equity capital markets have also had a negative impact on revenues.

Corporate Finance put in a competitive performance although revenues were down on 2002. Activity in mergers and acquisitions increased, especially towards the end of 2003, however there were no IPOs in the Swedish market during the year.

Enskilda Securities strengthened its market-leading position in the Nordic region during 2003. Enskilda Securities' position in all major public surveys – be they international such as Extel, Institutional Investor or Euromoney; domestic, such as Financial Hearings or Affärsvärlden; or proprietary surveys, such as Prospera – has never been stronger.

In April, SEB acquired Orkla's remaining holding in Enskilda Securities, which means that Enskilda Securities is now wholly owned by SEB. During the year Enskilda Securities closed its office in Paris.

Enskilda Securities is well positioned for 2004, with a significantly lower cost base and a streamlined organisation. The high rankings in surveys for all Nordic countries and a strong market position makes Enskilda Securities the No.1 investment bank in the Nordic markets.

SEB AG Group

SEB AG Group comprises SEB's operations in Germany, i.e. the German Retail & Mortgage Banking division, Merchant Banking Germany and Asset Management Germany.

Profit and loss account

SEK m	Oct-Dec 2003	Jan-Dec 2003	Jan-Dec 2002	Change, per cent
Net interest income	958	3 926	4 192	-6
Net commission income	454	1 779	1 631	9
Net result of financial transactions	54	105	222	-53
Other operating income	106	254	298 *	-15
Total income	**1 572**	**6 064**	**6 343**	**-4**
Staff costs	-618	-2 717	-2 840	-4
Other operating costs	-465	-1 643	-1 837	-11
Depreciation and write-downs	-67	-250	-318	-21
Total costs	**-1 150**	**-4 610**	**-4 995**	**-8**
Net credit losses etc	-180	-635	-530	20
Write-downs of financial fixed assets	-2	-2		
Net result from associated companies	17	40	-8	
Operating result	**257**	**857**	**810**	**6**
Cost/Income ratio	0,73	0,76	0,79	
Allocated capital, SEK m		11 200	11 200	
Return on capital, %		5,5	5,2	
Number of full time equivalents, average		3 815	3 968	

* Other income excluding capital gain on sale of properties amounted to SEK 190 m

Expected recovery of the German economy in 2004

In 2003, Germany's gross domestic product decreased by 0.1 per cent, but initial signs of a recovery in economic activity are visible since the second half of 2003. A significant stimulus to economic activity is currently based on exports. Real-term growth in 2004 is expected to be around 1.6 per cent. The last few months have also shown signs of increased domestic demand as sentiment among households gradually improves. However, a further depreciation of the U.S. dollar would have a negative impact on the German economy's recovery process.

The long-awaited restructuring of the German banking industry has started to accelerate over the past years. The number of banks has been reduced by approximately 300, particularly through mergers of minor banks.

Improved operating result in spite of difficult market conditions

SEB's German operations (SEB AG Group) improved the operating result as well as the underlying profitability compared to 2002. The operating result increased by 22 per cent, excluding one-off items of SEK 108m in 2002. Major reasons for the improvement are strong commission income and a significantly lower cost level.

The fourth quarter result increased compared to the third, mainly due to higher revenues.

Net interest income decreased by 6 per cent compared to 2002, mainly due to low short-term interest rates and the introduction of a high-yield savings account. Lending volumes to the public increased slightly, to SEK 266bn, due to increased new sales within mortgage lending as well as growing lending business with institutional clients.

Net commission income improved by SEK 148m (9 per cent) compared to 2002. This was mainly due to successful cross-selling and strong structured project finance business with Merchant Banking customers.

Assets under management increased by 15 per cent, to SEK 124bn, compared to year-end 2002.

Total costs decreased by 8 per cent, to SEK 4,610m. Total full-time equivalents decreased to 3,815 from 3,968 in 2002.

In order to enhance the improved but still unsatisfactory profitability level SEB will reduce costs further. A new profitability improvement programme was announced at year-end 2003. Improved profitability will be achieved through the following measures:

- Cost reduction including release of 400 full-time equivalents within the German Retail & Mortgage Banking Division.
- Revenue growth focused on savings/funds and mortgages
- Continued profit growth within the Merchant Banking operations.

This programme should increase profitability to above cost of capital by 2006.

German Retail & Mortgage Banking

This division serves one million private individuals, including 250 000 internet customers, and real estate companies all over Germany. Customers are able to access its services through 177 branches, more than 2000 ATMs via Cash-pooling with allied banks, an Internet platform and telephone banking.

Profit and loss account

SEK m	Oct-Dec 2003	Jan-Dec 2003	Jan-Dec 2002	Change per cent
Net interest income	825	3 398	3 702	-8
Net commission income	290	1 216	1 042	17
Net result of financial transactions	25	-17	122	-114
Other operating income	103	221	290 *	-24
Total income	**1 243**	**4 818**	**5 156**	**-7**
Staff costs	-505	-2 331	-2 506	-7
Other operating costs	-345	-1 193	-1 347	-11
Depreciation and write-downs	-64	-236	-302	-22
Total costs	**-914**	**-3 760**	**-4 155**	**-10**
Net credit losses etc	-188	-573	-529	8
Write-downs of financial fixed assets	-2	-2		
Net result from associated companies	17	40	-8	
Operating result	**156**	**523**	**464**	**13**
Cost/Income ratio	0,74	0,78	0,81	
Allocated capital, SEK m		9 400	9 500	
Return on capital, %		4,0	3,5	
Number of full time equivalents, average		3 412	3 576	

* Other income excluding capital gain on sale of properties amounted to SEK 182 m

Increased sales and reduced costs improved the result

The operating result increased slightly in the fourth quarter of 2003. This was due to a minor increase in income and a slight reduction of costs.

Net commission income was higher than last year, but did not reach the same level as in the third quarter when cross-selling towards high-yield account customers was record high.

The full-year result improved significantly, particularly in light of the fact that the result of 2002 contained a non-recurring capital gain of SEK 108m on sale of real estate. Higher commission income (+ 17 per cent) as well as lower costs (-10 per cent) affected the result favourably.

Net interest income decreased by 8 per cent. Although new sales of mortgage loans increased by 27 per cent, to SEK 8,5bn, the negative effects of low short-term interest rates and the high yield savings account introduced at year end 2002 could not be offset. Due to the weak real estate market in Germany, the division is focused on growth within selected areas and on improved asset quality. New sales towards target real estate customers amounted to SEK 7.8bn.

Net commission income increased by 17 per cent, mainly due to strong sales of funds including successful cross-selling activities towards high-yield account customers.

For the sixth time since 1997, SEB topped the customer satisfaction index in 2003 among all major German retail banks.

Net sales of funds continued to increase to SEK 15.7bn, or 64 per cent up on the comparable figure a year earlier. SEB ImmoInvest's real estate fund remained in focus. Sales of equity-related mutual funds increased, too. Net sales of SEB Invest's mutual funds rose to SEK 5.4bn (SEK 1.0bn in 2002).

Total costs were reduced by 10 per cent, to SEK 3,760m. The cost level between the third and fourth quarters was more or less unchanged. Staff costs were significantly lower in the fourth quarter due to dissolution of pension reserves of SEK 64m. Other operating costs increased by the same amount in order to increase the restructuring reserves.

The number of employees, excluding temporary staff, was reduced to 3,412 (3,576). The cost/income ratio was improved to 0.78 (0.81).

Net credit losses remained stable and amounted to SEK 573m. SEB continued to build up reserves, mainly related to real estate lending.

The sale of the shares in the Israeli bank ISCON was settled in 2003, with a limited positive effect on the result.

Underlying profitability improved – but overall level still unsatisfactory

In spite of significant improvements over the past years, the profitability of the division is not satisfactory and must be increased. A profitability improvement programme was therefore launched in December 2003. Strong improvements of the market conditions cannot be taken into account for the coming years, why an additional staff reduction of 400 full-time equivalents is necessary. Cost reductions will be achieved in the following areas:

- Branch management including service optimisation in the network of branches
- Central staff functions and IT by exploiting synergies locally and through the SEB Group
- Back office

The programme also comprises investments in IT, the branch network and back office functions in order to utilise further cost saving potential from synergies with the Nordic Retail & Private Banking division in Sweden. Restructuring costs required to reach the cost reduction can not be fully covered by the existing restructuring reserves, emanating from the acquisition of BfG in 1999. The result for 2004 is therefore expected to be negatively affected by approximately SEK 300m due to restructuring costs.

SEB Asset Management

SEB Asset Management offers a full spectrum of investment management expertise and services to institutions, life insurance companies and private individuals. The offerings include equity and fixed income management, private equity and hedge funds. SEB Asset Management has offices in Copenhagen, Helsinki, Frankfurt, Luxembourg, Stamford and Stockholm.

Profit and loss account

SEK m	Oct-Dec 2003	Jan-Dec 2003	Jan-Dec 2002	Change, per cent
Net interest income	22	83	89	-7
Net commission income	322	1 235	1 423	-13
Net result of financial transactions	2	3	8	-63
Other operating income	9	18	12	50
Total income	**355**	**1 339**	**1 532**	**-13**
Staff costs	-136	-550	-577	-5
Pension compensation	7	29	39	-26
Other operating costs	-91	-330	-410	-20
Amortisation of goodwill	-1	-7	-8	-13
Depreciation and write-downs	-6	-26	-32	-19
Restructuring costs			-8	-100
Total costs	**-227**	**-884**	**-996**	**-11**
Operating result	**128**	**455**	**536**	**-15**
Cost/Income ratio	0,64	0,66	0,65	
Business C/I-ratio *	0,66	0,68	0,67	
Allocated capital, SEK m		1 800	1 800	
Return on capital, %		18,2	21,4	
Number of full time equivalents, average		474	525	

* Costs excluding pension compensation, amortisation of goodwill and restructuring costs

Increased income in fourth quarter

The result gradually improved during 2003. Compared with the fourth quarter of the previous year, the quarterly result was up by 44 per cent. The result was slightly higher than in the third quarter, excluding non-recurring costs for integration of the German entity (SEK 67bn in assets under management and 113 employees).

The annual result dropped, to SEK 455m (536), due to a shift of product mix in 2002 and lower average assets under management, which had a negative impact on income.

However, income increased in the fourth quarter, even though performance fees were limited.

Costs decreased by 11 per cent compared to last year due to staff reductions and cross-border integration. As a result of the cost-cutting programme, costs have been reduced by SEK 339m or 28 per cent since 2001. Staff was reduced by 12 per cent during 2003, of which 4 per cent in the fourth quarter.

Strong net sales and improved market shares

Total accumulated net sales increased to SEK 16.8bn from SEK 2.6bn last year. The entities in Sweden and Germany have shown strong net sales of mutual funds. For 2003, SEB's net sales market share of mutual funds was 13.4 per cent (11.8) in Sweden, where a successful launch of fund-of-funds contributed. In Germany, the market share was 3.5 per cent (0.5). The market share was the best ever in Germany and the best since 1999 in Sweden.

Due to recent market upturn and improved sales, assets under management increased by 9 per cent to SEK 597bn at year-end. The Swedish krona strengthened against the U.S. dollar by 17 per cent in 2003, with a negative impact on assets under management of SEK 8bn. Equities represented 35 per cent (32) and fixed income 56 per cent (58) of total assets under management. Mutual funds totalled SEK 213bn (175), corresponding to 36 per cent (32) of assets under management.

Improved performance and client satisfaction

Performance improved considerably during 2003. More than 75 per cent of assets under management have outperformed benchmark. Mutual funds in Sweden performed better than the average for 73 per cent of the mutual fund volumes, compared to 34 per cent last year.

Customer surveys in the Nordic countries in 2003 showed that SEB Asset Management has improved in terms of customer satisfaction and strengthened its market position. SEB Asset Management is ranked number one and/or two in Sweden, Denmark and Finland, where it operates under the brand name of Gyllenberg

The sale of SEB Asset Management America Inc. is still pending.

Strengthened by its achievements within key areas, the division will continue to focus on customer satisfaction, investment performance, profitability and customer activities in co-operation with other divisions.

SEB Baltic & Poland

This division comprises the three wholly owned Baltic banks Eesti Ühispank (Estonia), Latvijas Unibanka (Latvia) and Vilniaus Bankas (Lithuania). These three banks serve 1.5 million individual customers including 600 000 Internet customers and 156,000 corporations via a branch network that comprises some 200 branch offices, and via Internet banks. SEB's mutual funds company in Poland, SEB TFI, and the listed medium-sized Polish bank Bank Ochrony Srodowiska, BOS, of which SEB owns 47 per cent, also form part of the division.

Profit and loss account

SEK m	Oct-Dec 2003	Jan-Dec 2003	Jan-Dec 2002	Change per cent
Net interest income	360	1 370	1 377	-1
Net commission income	167	659	589	12
Net result of financial transactions	39	205	231	-11
Other operating income	51	108	66	64
Total income	**617**	**2 342**	**2 263**	**3**
Staff costs	-169	-696	-706	-1
Pension compensation	1	2	2	
Other operating costs	-148	-503	-452	11
Amortisation of goodwill	-12	-49	-49	
Depreciation and write-downs	-51	-196	-218	-10
Total costs	**-379**	**-1 442**	**-1 423**	**1**
Net credit losses etc	2	-84	-138	-39
Write-downs of financial fixed assets	-1	-3	-7	-57
Net result from associated companies	22	30	-11	
Operating result from insurance operations	2	16	28	-43
Operating result	**263**	**859**	**712**	**21**
Cost/Income ratio	0,61	0,62	0,63	
Business C/I-ratio *	0,60	0,60	0,61	
Allocated capital, SEK m		3 300	2 750	
Return on capital, %		18,7	18,6	
Number of full time equivalents, average		4 127	4 270	

* Costs excluding pension compensation, amortisation of goodwill and restructuring costs

Strong market growth

The economic growth of the Baltic States continued throughout 2003. Annualised GDP growth per the third quarter was 4.6 per cent in Estonia, 7.4 per cent in Latvia and 8.1 per cent in Lithuania.

The high economic growth is reflected in SEB's Baltic banks. By the end of December, the loan portfolio of SEB's Baltic banks totalled SEK 37bn, an increase of 32 per cent since the beginning of the year. The strongest growth was seen in the household sector and, in particular, within mortgage lending. Deposits rose by 9 per cent, to SEK 28bn. All three banks have a leading market position in their respective markets. Eesti Ühispank has a 35 per cent-market share of lending and 28 per cent of deposits. The corresponding market shares of Latvijas Unibanka and Vilniaus Bankas, respectively, are 23 and 25 per cent* for the former and 40 and 35 per cent for the latter.

Even though volumes are still relatively low, the market for other savings products than deposits experienced a strong increase in demand.

* *In Latvia only residential deposits are included.*

The division's assets under management were approximately SEK 6bn, an increase of 150 per cent since the beginning of the year. SEB's fund company in Poland, where SEB has a 5 per cent market share, reported particularly high growth rates. This growth is expected to continue over the years to come as a result of new pension schemes and increased savings in general.

The three Baltic countries and Poland will join the EU in May 2004, which is expected to affect the economic climate favourably in coming years.

Result improvement

The fourth quarter result of SEK 263m was better than the previous quarter (210) and the division's strongest result to date. The reasons for this increase are found in higher income and lower net credit losses

The accumulated result of the division rose by 21 per cent, to SEK 859m (+25 per cent adjusted for currency effects). The combination of increasing volumes and decreasing net interest margins resulted in a 6 per cent increase in income (adjusted for currency effects), to SEK 2,342m. The net interest margin was reduced for several reasons: Short-term interest

rates dropped during the year. The comparatively stronger growth in loans compared to deposits resulted in higher funding costs and the Baltic market was faced with a high level of competition, resulting in margin pressure.

Costs were 4 per cent higher than in 2002 (adjusted for currency effects) and totalled SEK 1,442m. The increased cost level was due to growth and investments. The cost/income ratio improved to 0.62 (0.63).

Net credit losses were SEK 84m (138) This improvement was mainly due to recoveries but also to improved asset quality. The division has fully adapted the Group's credit policy in order to maintain a high quality of the loan portfolio. The return on allocated capital was 18.7 per cent, or virtually unchanged compared with 2002, despite the fact that higher business volumes required more capital.

Continued cross-servicing, high customer satisfaction

During 2003 the number of customers rose by 17 per cent, while the number of Internet customers increased by approximately 60 per cent, to 600,000.

The services offered to cross-border clients are steadily improved. During the year, many SEB customers operating in the Baltic region have become customers of the subsidiary banks.

According to independent surveys made in 2003, customer satisfaction improved during the year. The international magazine "The Banker" ranked Unibanka as the best bank in Latvia in 2003, while Vilniaus Bankas was ranked as the best bank in Lithuania by both Euromoney and Global Finance.

Vilniaus Bankas changed its IT infrastructure radically during the year in order to improve operations.

SEB Trygg Liv

SEB Trygg Liv is one of the Nordic region's leading life insurance companies. Operations comprise insurance products within the investment and social security area for individuals and corporations. SEB Trygg Liv provides both unit-linked and traditional insurance and has a little over 1 million customers, mainly in Sweden.

Traditional life insurance operations are conducted through the mutual insurance companies Nya and Gamla Livförsäkringsaktiebolaget SEB Trygg Liv, which are not consolidated with the SEB Trygg Liv Group's results.

Profit and loss account

SEK m	Oct–Dec 2003	Jan–Dec 2003	Jan–Dec 2002	Change per cent
Total income	**406**	**1 450**	**1 408**	**3**
Total costs	**-342**	**-1 291**	**-1 354**	**-5**
Result from associated companies		-10	-14	29
Operating result	**64**	**149**	**40**	
Change in surplus values, net	464	1 739	1 303	33
Result from ongoing business	**528**	**1 888**	**1 343**	**41**
Change in assumptions	-35	-94	-447	79
Financial effects of short-term market fluctuations	121	296	-1 727	
Total result, net	**614**	**2 090**	**-831**	
Allocated capital, SEK m		4 300	3 900	
Return, ongoing business, %		31,6	24,8	
Number of full-time equivalents, average		721	779	

Best result to date

The operating result increased to SEK 149m (40) and was the best result ever. The fourth quarter was the strongest, with a contribution of SEK 64m. Growing asset values from unit-linked, an increasing share of equity funds and higher sales volumes explain the increase in income. Lower administration and other costs compensated for higher sales commissions.

The result that includes change in surplus values, "Result from ongoing business", SEK 1,888m (1,343), was the best ever due to higher sales volumes and improved product profitability. The surplus value - present value of written insurance policies - is calculated to better evaluate the insurance operations. These values are not included in the SEB Group's consolidated profit and loss account or balance sheet. Total surplus value (value of in force business) amounted to SEK 5.2bn at the end of 2003. For more details, see "Additional information" on www.seb.net.

Sales margin for new business improved substantially to 18.1 per cent, compared to 15.9 per cent in 2002 and 11.1 per cent in 2001. As a result of improved margins and increased sales volumes, new business profit increased to SEK 500m (380).

Continuously improved sales

SEB Trygg Liv's sales[1] increased by 16 per cent to SEK 27,650m (23,905). The trend was a gradual improvement during the year – sales during the fourth quarter were 35 per cent higher than in the corresponding period of 2002.

Trygg Liv's sales focus is on unit-linked insurance, representing 85 per cent (74) of total sales. Sales of unit-linked insurance increased by 36 per cent. SEB Trygg Liv's market position continuously improved during the year and resulted in a market leader position within unit-linked. The market share of new business was 29.1 per cent (21.2).

Sales of occupational pension represent almost 75 per cent of total sales and increased by more than 20 per cent. During 2003, SEB Trygg Liv also became market leader within occupational pension unit-linked insurance. The strengthened position is a result of continuing efforts to make the business more long-term and less dependent on the general business cycle. Improved co-operation with insurance brokers and other divisions of SEB as well as the forming of the Stora företag entity (Large companies), have contributed to the positive development. The proportion of sales through insurance brokers was 65 per cent (52).

Sales of private pension insurance represent only 6 per cent of total sales, but increased by 36 per cent, deriving from unit-linked. The sales of endowment insurance, that have been strongly affected by earlier years' negative stock market development, started to recover and increased by almost 5 per cent.

Premium income, that is paid-in premiums, decreased by 6 per cent, to SEK 13,223m (14,024). The decrease was related to the first half of 2003. During the second half of the year total premium income increased by 2 per cent and, for the Swedish operations, by 7 per cent.

Unit-linked insurance accounts for two thirds of premium income. In addition to premium income, payments into Individual Pension Savings (IPS) totalled SEK 629m (644) and into Premium Pension SEK 584m (539).

[1] Weighted volume: single premiums + 10 x regular premiums

During the second half of 2003 the right to transfer insurance policies to another insurance company was introduced for private unit-linked pension insurance.

Gamla and Nya Livförsäkringsaktiebolaget

The operations of Gamla and Nya Livförsäkringsaktiebolaget comprise traditional life insurance. These entities are run according to mutual principles and are therefore not consolidated in SEB Trygg Liv's accounts.

At year-end, assets under management in Gamla Liv totalled SEK 162bn (157) and SEK 10bn (8) in Nya Liv.

Total return was 9.9 per cent in Gamla Liv and 4.1 per cent in Nya Liv. The collective consolidation ratio improved continuously and was 96 per cent (89) in Gamla Liv and 99 (94) per cent in Nya Liv.

The Boards of Directors decided to reduce pension payments by 6 per cent on average from the third quarter. This measure was taken to ensure fairness between policyholders, since pension payments have exceeded the value of the insurance and the shortfall affects other policyholders. No reduction of the insurance value was made.

More key figures and comments on these entities are found in "Additional information" on www.seb.net.

Policyholder influence

For many years, Gamla Liv has been governed according to a model that ensures policyholders' influence.

Policyholders elect the members of the Trygg Foundation's Council. The Trygg Foundation appoints:

- two members of the Board, which has five members, and - jointly with SEB - the Chairman of the Board
- the majority of Members and the Chairman of the Finance Delegation, which is responsible for managing policyholders' assets.

SEB Group

Statutory Profit and Loss Account

SEK m	Oct-Dec 2003	Oct-Dec 2002	Change per cent	Jan-Dec 2003	Jan-Dec 2002	Change per cent
Income						
Interest income	*10 129*	*13 184*	*-23*	*43 671*	*49 094*	*-11*
Interest costs	*-6 631*	*-9 641*	*-31*	*-29 889*	*-35 375*	*-16*
Net interest income	3 498	3 543	-1	13 782	13 719	0
Dividends received	35	34	3	126	86	47
Commission income	*3 309*	*2 920*	*13*	*12 356*	*11 775*	*5*
Commission costs	*-591*	*-461*	*28*	*-2 138*	*-1 800*	*19*
Net commission income [1]	2 718	2 459	11	10 218	9 975	2
Net result of financial transactions [2]	640	654	-2	2 084	2 409	-13
Other operating income	222	239	-7	861	1 189	-28
Income from banking operations	**7 113**	**6 929**	**3**	**27 071**	**27 378**	**-1**
Costs						
Staff costs	-2 817	-2 733	3	-11 157	-11 297	-1
Other administrative and operating costs	-1 661	-1 778	-7	-6 191	-6 923	-11
Depreciation and write-downs of tangible and intangible fixed assets	-363	-369	-2	-1 445	-1 477	-2
Restructuring costs					-200	-100
Costs from banking operations	**-4 841**	**-4 880**	**-1**	**-18 793**	**-19 897**	**-6**
Profit/loss from banking operations before credit losses	**2 272**	**2 049**	**11**	**8 278**	**7 481**	**11**
Net credit losses [3]	-323	-267	21	-981	-819	20
Change in value of seized assets	-7	-11	-36	-25	-9	178
Write-downs of financial fixed assets	-43	-20	115	-64	-29	121
Net result from associated companies	32	-75		19	-104	
Operating profit from banking operations	**1 931**	**1 676**	**15**	**7 227**	**6 520**	**11**
Operating profit from insurance operations [4]	69	10		78	-56	
Operating profit	**2 000**	**1 686**	**19**	**7 305**	**6 464**	**13**
Pension compensation	194	189	3	658	948	-31
Profit before tax and minority interests	**2 194**	**1 875**	**17**	**7 963**	**7 412**	**7**
Current tax	-266	-112	138	-1 486	-1 215	22
Deferred tax	-262	-273	-4	-761	-842	-10
Minority interests	-2	1		-12	-37	-68
Net profit for the year *	**1 664**	**1 491**	**12**	**5 704**	**5 318**	**7**
* Earnings per share (weighted), SEK	2.40	2.14		8.22	7.60	
Weighted number of shares	691	698		694	700	

1) Net commission income - SEB Group

SEK m	Oct-Dec 2003	Oct-Dec 2002	Change per cent	Jan-Dec 2003	Jan-Dec 2002	Change per cent
Payment commissions	725	696	4	2 877	2 627	10
Securities commissions	1 405	1 093	29	4 985	5 053	-1
Other commissions	588	670	-12	2 356	2 295	3
Net commission income	**2 718**	**2 459**	**11**	**10 218**	**9 975**	**2**

2) Net result of financial transactions - SEB Group

SEK m	Oct-Dec 2003	Oct-Dec 2002	Change per cent	Jan-Dec 2003	Jan-Dec 2002	Change per cent
Shares/participations	108	355	-70	494	275	80
Interest-bearing securities	197	174	13	804	666	21
Other financial instruments	-183	-371	-51	-340	-200	70
Realised result	122	158	-23	958	741	29
Shares/participations	17	133	-87	507	-96	
Interest-bearing securities	-20	550	-104	-337	696	-148
Other financial instruments	-100	-498	-80	-946	-567	67
Unrealised value changes	-103	185	-156	-776	33	
FX trading/Exchange rate changes	620	177		1 896	1 409	35
Redemption of bonds	1	134	-99	6	226	-97
Net result of financial transactions	**640**	**654**	**-2**	**2 084**	**2 409**	**-13**

3) Net credit losses - SEB Group

SEK m	Oct-Dec 2003	Oct-Dec 2002	Change per cent	Jan-Dec 2003	Jan-Dec 2002	Change per cent
Specific provision for individually appraised receivables:						
Reported write-down, incurred losses	- 546	- 449	22	-1 845	-1 845	
Reversal of previous provisions for probable losses, reported as incurred losses in current years accounts	372	241	54	1 257	1 155	9
Reported provision for probable losses	- 553	- 591	-6	-1 741	-1 240	40
Recovered from losses incurred in previous years	111	126	-12	330	415	-20
Reversal of previous provisions for probable losses	132	180	-27	577	564	2
Net cost	- 484	- 493	-2	-1 422	- 951	50
Collective provision for individually appraised receivables:						
Allocation to/withdrawal from reserve	158	- 25		456	- 25	
Provisions for receivables appraised by category:						
Reported write-down, incurred losses	- 43	- 37	16	- 183	- 130	41
Reported provision for possible losses	4	8	-50	6	5	20
Recovered from losses incurred in previous years	12	6	100	53	36	47
Reported net cost for receivables appraised by category	- 27	- 23	17	- 124	- 89	39
Transfer risk reserve:						
Allocation to/withdrawal from reserve	15	160	-91	56	161	-65
Contingent liabilities:						
Allocation to/withdrawal from reserve	15	114	-87	53	85	-38
Net credit losses	**- 323**	**- 267**	**21**	**- 981**	**- 819**	**20**

4) Operating profit from insurance operations - SEB Group

SEK m	Oct-Dec 2003	Oct-Dec 2002	Change per cent	Jan-Dec 2003	Jan-Dec 2002	Change per cent
Non-life operations	49	56	-13	102	68	50
Life operations	20	- 46	-143	- 24	- 124	-81
Operating profit from insurance operations	**69**	**10**		**78**	**- 56**	

Balance sheet - SEB Group

SEK m	31 December 2003	31 December 2002
Lending to credit institutions	179 308	150 380
Lending to the public	707 459	680 206
Interest-bearing securities	189 269	195 979
- Financial fixed assets	*2 531*	*3 759*
- Financial current assets	*186 738*	*192 220*
Shares and participations	12 551	10 648
Assets used in the insurance operations	62 742	52 318
Other assets	128 064	151 581
Total assets	**1 279 393**	**1 241 112**
Liabilities to credit institutions	246 852	234 289
Deposits and borrowing from the public	494 036	499 542
Securities issued, etc.	218 507	205 156
Liabilities of the insurance operations	60 641	50 163
Other liabilities and provisions	186 632	180 940
Subordinated liabilities	24 261	25 326
Shareholders' equity [1]	48 464	45 696
Total liabilities and shareholders' equity	**1 279 393**	**1 241 112**

1) Change in shareholders' equity

SEK m	31 December 2003	31 December 2002
Opening balance	45 696	44 292
Dividend to shareholders	-2 818	-2 818
Dividend own holdings of shares	124	93
Result, holding of own shares	9	6
Swap hedging of employee stock option programme	493	- 342
Eliminations of repurchased shares *	- 468	- 687
Translation difference	- 276	- 166
Net profit for the period	5 704	5 318
Closing balance	**48 464**	**45 696**

* SEB has repurchased 7.0 million Series A shares and 6.2 million Series A shares for the employee stock option programme as decided at the Annual General Meeting 2002 and 2003 respectively. These shares are booked at zero but the market value as of 31 December 2003 was SEK 1 399m.

Cash flow analysis - SEB Group

SEK m	Jan-Dec 2003	Jan-Dec 2002
Cash flow from the profit and loss statement	10 367	5 005
Increase (-)/decrease (+) in trading portfolios	-4 565	-49 437
Increase (+)/decrease (-) in issued short term securities	7 754	11 599
Increase (-)/decrease (+) in lending to credit institutions	-37 969	15 496
Increase (-)/decrease (+) in lending to the public	-40 580	-60 042
Increase (+)/decrease (-) in liabilities to credit institutions	26 561	23 998
Increase (+)/decrease (-) in deposits and borrowings from the public	5 950	44 660
Change in other balance sheet items	25 386	13 616
Cash flow, current operations	-7 096	4 895
Cash flow, investment activities	606	-1 994
Cash flow, financing activities	8 832	245
Cash flow	**2 342**	**3 146**
Liquid funds at beginning of year	13 469	11 633
Exchange difference in liquid funds	- 824	38
Exchange difference in balance sheet items	-5 280	-1 348
Cash flow	2 342	3 146
Liquid funds at end of period	**9 707**	**13 469**

Derivative contract - SEB Group

31 December 2003	Contracts on the asset side		Contracts on the liability side	
SEK m	Book value	Market value	Book value	Market value
Interest-related	36 678	36 917	38 409	38 745
Currency-related	45 909	46 208	50 644	50 654
Equity-related	1 779	1 779	1 859	1 859
Total	**84 366**	**84 904**	**90 912**	**91 258**

On 31 December 2003 the nominal value of the Group's derivatives contracts amounted to SEK 5 502bn (5 066).

The book value of derivatives instruments forming part of trading operations is identical with the market value.

Those deviations between actual and book values which are reported in the above table are matched by opposite deviations between market and book values in the part of the Group's operations which is the object of hedge accounting.

Memorandum items - SEB Group

SEK m	31 December 2003	31 December 2002
Collateral and comparable security pledged for own liabilities	89 464	119 002
Other pledged assets and comparable collateral	78 902	69 498
Contingent liabilities	41 022	43 646
Commitments	152 292	179 039

Doubtful loans and seized assets - SEB Group

SEK m	31 December 2003	31 December 2002
Non-performing doubtful loans	8 632	8 862
Performing doubtful loans	2 245	2 140
Doubtful loans gross	**10 877**	**11 002**
Specific reserves for probable lending losses	-5 663	-5 737
of which reserves for non-performing loans	-4 668	-4 620
of which reserves for performing loans	-995	-1 117
Collective reserves for individually appraised loans	-1 553	-2 052
Doubtful loans net	**3 661**	**3 213**
Reserves not included in the above:		
Reserves for transfer risks	-723	-902
Reserves for off-balance sheet items	-333	-396
Total reserves	**-8 272**	**-9 087**
Level of doubtful loans (Doubtful loans, net in relation to lending, net at end of period)	**0.52%**	**0.47%**
Reserve ratio for doubtful loans (Specific + collective reserves in relation to doubtful loans gross, per cent)	**66.3%**	**70.8%**
Specific reserve ratio for doubtful loans	*52.1%*	*52.1%*
Pledges taken over		
Buildings and land	45	50
Shares and participations	72	80
Total volume of pledges taken over	**117**	**130**

The shortfall in income due to interest deferments was SEK xm (2), while unpaid interest on non-performing loans amounted to SEK 111m (152).

On 31 December 2003, the Group had SEK 103m (185) in non-performing loans in Sweden on which interest income was reported. These loans are not included among the doubtful loans, since the corresponding collateral covers both interest and principal.

Skandinaviska Enskilda Banken

Profit and Loss Account - Skandinaviska Enskilda Banken

SEK m	Oct-Dec 2003	Oct-Dec 2002	Change per cent	Jan-Dec 2003	Jan-Dec 2002	Change per cent
Income						
Interest income	4 598	6 771	-32	20 027	24 824	-19
Leasing income	188	168	12	781	658	19
Interest costs	-3 275	-5 482	-40	-15 018	-19 738	-24
Net interest income [1]						
Dividends received	1 309	346		1 337	895	49
Commission income	1 323	1 281	3	5 091	5 010	2
Commission costs	-235	-219	7	-875	-868	1
Net commission income [2]	1 123	1 062	6	4 216	4 142	2
Net result of financial transactions [3]	478	385	24	1 570	1 734	-9
Other operating income	455	181	151	897	655	37
Total income	**4 876**	**3 431**	**42**	**13 810**	**13 170**	**5**
Costs						
Staff costs	-1 343	-1 199	12	-5 239	-5 153	2
Other administrative and operating costs	-1 110	-1 256	-12	-4 032	-4 365	-8
Depreciation and write-downs of tangible and intangible fixed assets	-85	-74	15	-340	-291	17
Restructuring costs		74	-100		-109	-100
Total costs	**-2 538**	**-2 455**	**3**	**-9 611**	**-9 918**	**-3**
Profit/loss from banking operations before credit losses	**2 338**	**976**	**140**	**4 199**	**3 252**	**29**
Net credit losses [4]	-132	-103	28	-121	-88	38
Change in value of seized assets		5			5	-100
Write-downs of financial fixed assets	-402	-405		-416	-405	3
Operating profit	**1 804**	**473**		**3 662**	**2 764**	**32**
Pension compensation	145	133	9	590	745	-21
Profit before appropriation and tax	**1 949**	**606**		**4 252**	**3 509**	**21**
Other appropriations	-98	-356	-72	-1 533	-1 406	9
Current tax	-14	-18	-22	-508	-408	25
Deferred tax	-43	-33	30	73	-68	
Net profit for the year	**1 794**	**199**		**2 284**	**1 627**	**40**

1) Net interest income - Skandinaviska Enskilda Banken

SEK m	Oct-Dec 2003	Oct-Dec 2002	Change per cent	Jan-Dec 2003	Jan-Dec 2002	Change per cent
Interest income	4 598	6 771	-32	20 027	24 824	-19
Leasing income	188	168	12	781	658	19
Interest costs	-3 275	-5 482	-40	-15 018	-19 738	-24
Leasing depreciation	-70	-52	35	-281	-204	38
Net interest income	**1 441**	**1 405**	**3**	**5 509**	**5 540**	**-1**

2) Net commission income - Skandinaviska Enskilda Banken

SEK m	Oct-Dec 2003	Oct-Dec 2002	Change percent	Jan-Dec 2003	Jan-Dec 2002	Change percent
Payment commissions	136	176	-23	622	673	-8
Securities commissions	577	536	8	2 094	2 300	-9
Other commissions	410	350	17	1 500	1 169	28
Net commission income	**1 123**	**1 062**	**6**	**4 216**	**4 142**	**2**

3) Net result of financial transactions - Skandinaviska Enskilda Banken

SEK m	Oct-Dec 2003	Oct-Dec 2002	Change percent	Jan-Dec 2003	Jan-Dec 2002	Change percent
Shares/participations	21	378	-94	92	584	-84
Interest-bearing securities	309	95		883	430	105
Other financial instruments	- 208	- 273	-24	- 138	- 598	-77
Realised result	122	200	-39	837	416	101
Shares/participations	6	3	100	10	3	
Interest-bearing securities	- 104	521	-120	- 331	615	-154
Other financial instruments	- 84	- 437	-81	- 540	- 435	24
Unrealised value changes	- 182	87		- 861	183	
FX trading/Exchange rate changes	538	115		1 594	1 071	49
Redemption of bonds		- 17	-100		64	-100
Net result of financial transactions	**478**	**385**	**24**	**1 570**	**1 734**	**-9**

4) Net credit losses - Skandinaviska Enskilda Banken

SEK m	Oct-Dec 2003	Oct-Dec 2002	Change per cent	Jan-Dec 2003	Jan-Dec 2002	Change per cent
Specific provision for individually appraised receivables:						
Reported write-down, incurred losses	-111	-145	-23	-317	-501	-37
Reversal of previous provisions for probable losses, reported as incurred losses in current years accounts	88	101	-13	246	427	-42
Reported provision for probable losses	-117	-194	-40	-288	-343	-16
Recovered from losses incurred in previous years	11	24	-54	51	134	-62
Reversal of previous provisions for probable losses	45	53	-15	69	137	-50
Net cost	-84	-161	-48	-239	-146	64
Collective provision for individually appraised receivables:						
Allocation to/withdrawal from reserve	-44	-25	76	118	-25	
Provisions for receivables appraised by category:						
Reported write-down, incurred losses						
Reported provision for possible losses						
Recovered from losses incurred in previous years						
Withdrawal from reserve for lending losses						
Reported net cost for receivables appraised by category						
Transfer risk reserve:						
Allocation to/withdrawal from reserve		83	-100		83	-100
Contingent liabilities:						
Allocation to/withdrawal from reserve	-4					
Net credit losses	**-132**	**-103**	**28**	**-121**	**-88**	**38**

Memorandum items - Skandinaviska Enskilda Banken

SEK m	31 December 2003	31 December 2002
Collateral and comparable security pledged for own liabilities	68 839	91 689
Other pledged assets and comparable collateral	29 591	24 387
Contingent liabilities	39 601	39 124
Commitments	125 710	127 565

Balance sheet - Skandinaviska Enskilda Banken

SEK m	31 December 2003	31 December 2002
Lending to credit institutions	228 077	226 682
Lending to the public	219 643	231 531
Interest-bearing securities	158 703	156 952
- Financial fixed assets	*345*	*555*
- Financial current assets	*158 358*	*156 397*
Shares and participations	56 106	49 907
Other assets	111 377	128 875
Total assets	**773 906**	**793 947**
Liabilities to credit institutions	197 619	234 673
Deposits and borrowing from the public	302 822	295 057
Securities issued, etc.	48 047	48 985
Other liabilities and provisions	176 530	166 372
Subordinated liabilities	21 567	22 245
Shareholders' equity [1)]	27 321	26 615
Total liabilities and shareholders' equity	**773 906**	**793 947**

1) Change in shareholders' equity

SEK m	31 December 2003	31 December 2002
Opening balance	26 615	27 570
Dividend to shareholders	-2 818	-2 818
Dividend own holdings of shares	124	93
Group contributions, net	1 127	1 193
Swap hedging of employee stock option programme	493	- 342
Eliminations of repurchased shares *	- 468	- 687
Translation difference	- 36	- 21
Net profit for the period	2 284	1 627
Closing balance	**27 321**	**26 615**

* SEB has repurchased 7.0 million Series A shares and 6.2 million Series A shares for the employee stock option programme as decided at the Annual General Meeting 2002 and 2003 respectively. These shares are booked at zero but the market value as of 31 December 2003 was SEK 1 399m.

Cash flow analysis - Skandinaviska Enskilda Banken

SEK m	Jan-Dec 2003	Jan-Dec 2002
Cash flow from the profit and loss statement	4 240	1 471
Increase (-)/decrease (+) in trading portfolios	-12 750	-49 324
Increase (+)/decrease (-) in issued short term securities	-4 826	-2 014
Increase (-)/decrease (+) in lending to credit institutions	-11 345	-9 400
Increase (-)/decrease (+) in lending to the public	4 419	-14 617
Increase (+)/decrease (-) in liabilities to credit institutions	-23 546	42 292
Increase (+)/decrease (-) in deposits and borrowings from the public	15 686	28 859
Change in other balance sheet items	23 395	14 186
Cash flow, current operations	-4 727	11 453
Cash flow, investment activities	-1 147	-6 143
Cash flow, financing activities	6 687	-3 492
Cash flow	**813**	**1 818**
Liquid funds at beginning of year	6 460	5 701
Exchange difference in liquid funds	-650	250
Exchange difference in balance sheet items	-4 523	-1 309
Cash flow	813	1 818
Liquid funds at end of period	**2 100**	**6 460**

SEB share


180,0
150,0
140,0
130,0
120,0
110,0
100,0
90,0
80,0
70,0
60,0
jan-03 feb-03 mar-03 apr-03 maj-03 jun-03 jul-03 aug-03 sep-03 okt-03 nov-03 dec-03
SEB A
AFGX
EBI
SEB AFGX European Banking Index

Rating

Moody's Possible Upgrade		Standard & Poor's Outlook stable		Fitch Outlook stable	
Short	Long	Short	Long	Short	Long
[illegible]	Aaa	A-1+	AAA	F1+	AAA
P-2	Aa1	A-1	AA+	F1	AA+
P-3	Aa2	A-2	AA	F2	AA
	Aa3	A-3	AA-	F3	AA-
	[illegible]		A+		[illegible]
	A2		[illegible]		A
	A3		A-		A-
	Baa1		BBB+		BBB+
	Baa2		BBB		BBB
	Baa3		BBB-		BBB-

Rating actions 2003
January: Upgraded - Moody´s, **September:** Positive Outlook - S&P
November: Possible Upgrade - Moody´s, **December:** Upgraded - S&P

SEB's major shareholders

[illegible]	Per cent of capital
Investor	19,6
Trygg Foundation	9,3
SEB Fonder	2,1
AFA Insurance	2
Alecta	1,8
Foreign shareholders	24,5

Skandinaviska Enskilda Banken AB (publ)
106 40 Stockholm, Sweden
Telephone: +46 8 763 80 00
Corporate organisation number: 502032-9081

SEB

Stockholm, 13 February, 2004

Additional Information Jan-Dec 2003

Appendix 1 SEB Trygg Liv

SEB Trygg Liv represents the SEB Group's life insurance business according to a bank-assurance concept, i.e. an integrated banking and insurance business. The purpose of the concept is to offer SEB's customers a complete range of products and services within the financial area. Savings in life insurance products, including pension savings, represent a growing share of the Swedish households' financial assets. Since 1995 the share has increased from 24 to more than 40 per cent.

Improved market position

SEB Trygg Liv offers both unit-linked and traditional insurance. Sales focus is, however, on unit-linked, which represents 85 per cent (74) of total sales. As per 31 December 2003 SEB Trygg Liv was the market leader on the unit-linked market with a share of 24.2 per cent (24.7) of assets under management. The share of weighted* new business was 29.1 per cent (21.2).

SEB Trygg Liv has a strong position in the private market within unit linked endowment insurance. The market share, weighted* new business, was 32.3 per cent (19.8). Sales of endowment insurance is highly correlated to the development on the stock markets and was negatively affected by the earlier downward stock market trend. However, the positive stock market development during 2003 has led to a recovery. Sales of private pension savings are realtively stable and SEB's sales in this area consist mainly of the product IPS, Individual Pension Savings. SEB is one of the leading suppliers within non-insurance-related pension savings, with a market share of 13.7 per cent, based on payments.

Growing occupational pension business

In the corporate market, which constitutes more than 70 per cent of the total market, SEB Trygg Liv's market share within fund-related occupational pension is 27.5 per cent (23.1) of weighted new business. SEB Trygg Liv's ambition is to further develop the occupational pension business, partly through deeper co-operation with the organisation of medium-sized and large corporations within the Bank, partly through continued co-operation with independent life insurance brokers, who account for more than 65 per cent of occupational pension sales. SEB Trygg Liv was in 2002 and 2003 ranked number one among independent insurance brokers for offering the best service. The occupational pension market is less dependent on the general business cycle compared to the market of endowment insurance.

One effect of the growing occupational pension business is an increase in sales of regular premium policies compared to single premium policies. As of 31 December regular premiums represented 89 per cent (86) of sales. This increases the future value of sales but at the expense of increased distribution costs, which in a short-term perspective has a negative impact on the operating result.

* Single premiums plus regular premiums times ten.

Sales volume insurance (weighted*)

SEK M	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Total	**7 725**	**6 366**	**7 298**	**6 261**	**5 741**	**4 517**
Traditional life insurance	811	988	1 021	1 219	1 267	1 229
Unit-linked insurance	6 914	5 378	6 277	5 042	4 474	3 288
Private paid	2 040	1 359	1 441	1 419	1 800	860
Corporate paid	5 685	5 007	5 857	4 842	3 941	3 657
Single premium	898	600	805	741	1 182	446
Regular premium	6 827	5 766	6 493	5 520	4 559	4 071

Premium income

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Total	**3 961**	**2 873**	**3 106**	**3 283**	**4 059**	**2 620**
Traditional insurance	1487	862	973	1 088	1 639	1 003
Unit-linked insurance	2 474	2 011	2 133	2 195	2 420	1 617
Assets under management Total	**228 000**	**225 100**	**214 400**	**202 000**	**210 500**	**196 900**
Traditional insurance	171 600	173 100	164 900	157 900	165 400	154 600
Whereof Gamla Liv	*161 500*	*162 600*	*155 300*	*148 800*	*157 300*	*146 000*
Nya Liv	*10 100*	*10 500*	*9 600*	*9 100*	*8 100*	*8 600*
Unit-linked insurance	56 400	52 000	49 500	44 100	45 100	42 300

Increased new business profit

One way to analyse the result of sales efforts is to determine the sales margin for new business. The sales result, i.e. present value of new sales less actual selling expenses, is related to the weighted sales volume. The margin may fluctuate significantly in the short term. The new business margin during the period improved to 18.1 per cent due to improved volume/cost relation. As a result of the improved sales margin and strong sales, new business profit increased by 32 per cent to SEK 500m (380).
(See Calculation of surplus value and changes in surplus value, and Surplus value accounting "Actual outcome compared to assumptions".)

Sales margin new business

SEK m	Full year 2003	Full year 2002	Full year 2001
Sales volume weighted (regular+single/10)	**2 765**	**2 391**	**2 865**
Present value of new sales (9% discount rate)	1409	1 181	1 347
Selling expenses	-909	-801	-1 029
Profit - new business	**500**	**380**	**318**
Sales margin - new business	18,1%	15,9%	11,1%

Result

When analysing a life insurance company's result and profitability it must be taken into consideration that an insurance policy often has a long duration. That leads to an imbalance between income and costs at the time when a policy is signed. Income accrues regularly throughout the duration of the policy. Costs, on the other hand, mainly arise at the point of sale.

Income mainly consists of unit-linked fees (usually 0.65 per cent of assets under management plus SEK 250 per policy and year), fund management fees (varying depending on the chosen type of fund) and net interest. Compensation for administration agreements with the mutual entities is also included. Of importance for the income is thus the development of assets under management (i.e. net flow of premiums paid and change in the asset value) and to a smaller extent the sales of the specific period. The value of sales has to be evaluated on a more long-term basis.

Costs, on the other hand, are highly affected by sales in the current period when most of the sales costs are incurred. This has a negative impact on the operating result and makes it difficult to get a correct picture of the company's profitability over time, especially in periods of strong sales growth. Particularly sales of corporate pension plans with long duration lead to an initial imbalance between income and costs as commission paid at point of sale is partly based on the total value of the policy. To some extent this is taken care of through capitalisation of acquisition costs which are depreciated over time.

In order to provide a more true presentation of the life insurance business, the total result is presented including the current period change in surplus values, being the present value of future profits from existing insurance contracts. SEB Trygg Liv uses the method of surplus value calculations since 1997 for both internal management accounting and external reporting.
The result of SEB Trygg Liv does not include the result of Gamla Livförsäkringsaktiebolaget SEB Trygg Liv and Nya Livförsäkringsaktiebolaget SEB Trygg Liv. These companies are operated according to mutual principles and are therefore not consolidated with SEB Trygg Liv's result (but compensation is paid for sales and administrative services provided):

Profit and loss account

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Administration agreements, traditional insurance	110	100	95	97	104	100
Unit-linked insurance	250	236	195	181	190	187
Other	46	37	54	49	45	38
Total income	**406**	**373**	**344**	**327**	**339**	**325**
Operating expenses	-370	-339	-381	-353	-362	-303
Capitalisation of acquisition costs, net	51	48	70	53	35	11
Goodwill and other	-23	-19	-14	-14	-11	-21
Total costs	**-342**	**-310**	**-325**	**-314**	**-338**	**-313**
Result associated companies	0	-1	-4	-5	0	-4
Operating result	**64**	**62**	**15**	**8**	**1**	**8**
Change in surplus values, gross	515	866	283	297	231	483
Deferred acquisition costs, net	-51	-48	-70	-53	-35	-11
Total result ongoing business	**528**	**880**	**228**	**252**	**197**	**480**
Change in assumptions [1]	-35	0	-59	0	-447	0
Financial effects due to short term fluctuations	121	72	441	-338	411	-890
Total result net	614	952	610	-86	161	-410
Expense ratio, % [2]	9,3	11,8	12,3	10,8	8,9	11,6
Return on allocated capital after tax, %	35,4	58,9	15,3	16,9	14,5	35,4

[1] Changes in assumptions, see headline below – Calculation of surplus values and changes in surplus values
[2] Operating expenses as percentage of premiums paid

Calculation of surplus value and changes in surplus value
The surplus value calculation is based on different assumptions, to be adjusted when needed to correspond to long-term development.

Discount rate	9%
Surrender of endowment insurance contracts	5%
Lapse rate of regular premiums, unit-linked	10%
Growth in fund units	6%
Inflation	2%
Right to transfer policy (excl occupational pension)	1%
Mortality	According to industry experience

Changes in assumptions were made during the fourth quarter 2002 concerning lapse rate of regular premiums: from 8 to 10 per cent. During the second quarter 2003 the right to transfer policies in private pension insurance, unit-linked, was taken into consideration (1 per cent).

Sensitivity analysis
The calculation of surplus value is relatively sensitive to changes in assumptions. A change of the discount rate by +1/-1 percentage point gives an effect of SEK -656/+765m.

A higher or lower return/growth in fund units will result in positive or negative effects when the surplus value change of the period is calculated. A change in the growth assumption by +1/-1 percentage point will give a change in surplus value of SEK +723/-629m.

Surplus value accounting

Surplus values, deduction of capitalised acquisition costs, SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002
Opening balance [5]	**4 661**	**3 771**	**3 176**	**3 270**	**3 110**	**3 528**
Present value of new sales [1]	419	351	362	277	288	228
Return on existing policies	116	117	118	123	134	136
Realised surplus value in existing policies	-122	-121	-120	-121	-170	-170
Actual outcome compared to assumptions [2]	102	519	-77	18	-21	289
Change in surplus values from ongoing business, gross	**515**	**866**	**283**	**297**	**231**	**483**
Capitalisation of acquisition cost for the period	-155	-148	-167	-145	-143	-105
Amortisation of capitalised acquisition cost	104	100	97	92	108	94
Change in surplus values from ongoing business, net [3]	**464**	**818**	**213**	**244**	**196**	**472**
Change in assumptions	-35	0	-59	0	-447	0
Financial effects due to short term market fluctuations [4]	121	72	441	-338	411	-890
Total change in surplus values	**550**	**890**	**595**	**-94**	**160**	**-418**
Closing balance [5]	**5 211**	**4 661**	**3 771**	**3 176**	**3 270**	**3 110**

[1] Sales defined as new contracts and extra premiums on existing contracts
[2] The reported actual outcome of contracts signed can be placed in relation to the operative assumptions that were made. Thus, the value of the deviations can be estimated. The most important components consist of extensions of contracts as well as cancellations. However, the actual income and administrative expenses are included in full in the operating result.
[3] Deferred acquisition costs are capitalised in the accounts and depreciated according to plan. The reported change in surplus values is therefore adjusted by the net result of the capitalisation and depreciation during the period.
[4] Assumed unit growth is 6 per cent, i.e. 1.5 per cent per quarter. Actual growth results in positive or negative financial effects.
[5] Estimated surplus value according to the above is not included in the statutory balance sheet. Capitalised acquisition costs (SEK 1,697m by 31 December 2003) are deducted from the surplus value closing balance.

Key Figures

SEK m	Full year 2003	Full year 2002	Full year 2001
Equity	2,952	2,960	2,797
Surplus value (Value of inforce business)	5,211	3,270	4,141
New business profit	500	380	318

Gamla and Nya Livförsäkringsaktiebolaget SEB Trygg Liv

Both Gamla and Nya Livförsäkringsaktiebolaget SEB Trygg Liv are operated according to mutual principles and are not consolidated with the SEB Trygg Liv Holding Group. This means that the policyholders take the risk with respect to changes in values in the investment portfolios.

Gamla Livförsäkringsaktiebolaget is closed for new business. Nya Livförsäkringsaktiebolaget was founded in 1997 and is open for new business.

In connection with the transformation of the mutual insurance company Trygg-Hansa Livförsäkring into a mutually operated limited liability company, subsequently called Gamla Livsförsäkringsaktiebolaget SEB Trygg Liv, the Trygg Foundation was formed as a policyholder organisation to secure the policyholders' continued influence over the company.

The purpose of the Trygg Foundation is to promote healthy growth in the value of policies in Gamla Livsförsäkringsaktiebolaget. The Trygg Foundation is entitled to

- appoint two Members of the Board of Gamla Livsförsäkringsaktiebolaget and, jointly with SEB, to appoint the Chairman of the Board, which has five members
- appoint the majority of Members and the Chairman of the Finance Delegation, which is responsible for asset management within Gamla Livsförsäkringsaktiebolaget.

Lower disbursement

The Boards of Directors decided to reduce pension disbursements by 6 per cent on average from the third quarter. It affects customers in Gamla and Nya Livförsäkringsaktiebolaget at the date of the insurance annual due date. The measure was taken to obtain fairness between the policyholders since disbursements have exceeded the value of the insurances and the shortfall affects other policyholders. No reduction of the insurances value was made.

New collective consolidation ratio target

The Boards of Gamla and Nya Livförsäkringsaktiebolaget decided to adjust the collective consolidation ratio target; 100-115 per cent (from 105-115 per cent).

The lower limit shows better what is most desirable and fair to the policyholders. It is also an adjustment to the standards of the industry. According to the collective consolidation policy the target should be reached within 36 months if the limits are passed. Gamla and Nya Livförsäkringsaktiebolaget should reach a collective consolidation ratio of at least 100 per cent as per October 1, 2004.

As per 31 December 2003	Gamla Liv	Nya Liv
Assets under management, SEK bn	162	10
Result of the period after tax on return, SEK m	11 064	109
Premium income, SEK m	2 980	1 430
Collective consolidation ratio, retrospective reserve [1], %	96	99
Bonus rate, %	0	1
Solvency ratio [2], %	155	108
Capital base, SEK m	52 178	753
Required solvency margin, SEK m	4 067	450
Solvency quota [3]	12,9	1,7
Total return, %	9,9	4,1
Share of equities / equity exposure, %	34	3
Share of fixed income, %	58	97
Share of real estate, %	8	0

[1] The collective consolidation ratio shows the company's assets in relation to its commitments to policyholders. The commitments include both guaranteed and not-guaranteed values.

[2] The company's net assets (incl. share capital and subordinated debts) in relation to the guaranteed commitments in the form of technical provisions.

[3] Quota capital base/required solvency margin.

Appendix 2 Credit Exposure

Credit Exposure by Industry, SEK bn

(before provisions for possible credit losses)

	Total			
	31 Dec 2003	%	31 Dec 2002	%
Banks [1]	**190.4**	**18.8**	**194.8**	**19.4**
Companies	**311.5**	**30.8**	**326.7**	**32.7**
Finance and Insurance	42.4	4.2	41.2	4.1
Trade, hotels and restaurants	36.6	3.6	35.9	3.6
Transportation	28.8	2.8	30.2	3.0
Other service sectors	35.8	3.5	42.8	4.3
Construction	10.6	1.0	11.0	1.1
Manufacturing	69.2	7.0	84.9	8.5
Other	88.1	8.7	80.7	8.1
Property Management	**130.7**	**12.9**	**123.0**	**12.3**
Public Sector [2]	**132.5**	**13.1**	**127.3**	**12.7**
Households	**246.8**	**24.4**	**228.3**	**22.9**
Housing loans [3]	173.9	17.2	155.6	15.6
Other	72.9	7.2	72.7	7.3
Total credit portfolio	**1011.9**	**100.0**	**1000.1**	**100.0**
Other credit exposure:				
Repos	**119.0**		**108.8**	
Credit institutions	59.5		42.7	
General public	59.5		66.1	
Bonds and other interest bearing securities	**189.3**		**195.8**	

1) Including Nation Debt Office
2) Including state and municipality owned companies
3) Excluding housing loans through the Baltic subsidiaries of the Banks which are shown under Other loans
4) Derivatives are reported after netting agreements have been taken into account. The exposure is calculated according to the market value method, i.e. positive market value and estimated amount for possible change in risk.

Credit Exposure*, Emerging Markets, SEK bn

Credit exposure*, Emerging Markets, SEK billion

	31 Dec 2003	31 Dec 2002
Asia	**7.1**	**4.2**
China	2.1	1.2
Hong Kong	2.0	0.3
Latin America	**1.9**	**2.5**
Brazil	0.8	0.9
Mexico	0.5	0.7
Eastern and Central Europe	**1.1**	**1.8**
Russia	0.2	0.4
Africa and Middle East	**2.5**	**2.5**
Iran	1.3	0.8
Turkey	0.3	0.4
Total - gross	**12.7**	**11.0**
Reserve	0.9	1.2
Total - net	**11.8**	**9.8**

*) Exposure on the domestic market for the Baltic subsidiary banks has been excluded from the table

Appendix 3 Capital base for the SEB Financial Group of Undertakings

SEK m	December 2003	December 2002
Shareholders' equity in the balance sheet	48 464	45 696
./. Proposed dividend to be decided by the Annual General Meeting	-2 818	-2 818
./. Deduction from the financial group of undertakings	-1 205 [1]	-1 277
= Shareholders' equity in the capital adequacy	**44 441**	**41 601**
Core capital contribution	1 815	1 830
Minority interest	1 630	1 843
./. Goodwill	-5 246 [2]	-5 587
= Core capital (tier 1)	**42 640**	**39 687**
Dated subordinated debt	16 978	13 231
./. Deduction for remaining maturity	-1 719	-1 451
Perpetual subordinated debt	5 731	10 504
= Supplementary capital (tier 2)	**20 990**	**22 284**
./. Deductions for investments in insurance companies	-8 459 [3]	-8 788
./. Deductions for other investments outside the financial group of undertakings	-422	-459
= Capital base	**54 749**	**52 724**

Note:
The deduction (1) from shareholders' equity in the consolidated balance sheet consists mainly of non-restricted equity in subsidiaries (insurance companies) that are not consolidated in the financial group of undertakings.

The minority interest and goodwill that is included in the capital base differ from the amounts stated in the balance sheet due to the inclusion of companies in the capital adequacy calculation that are not consolidated in the Group's balance sheet.

Goodwill in (2) includes only goodwill from acquisitions of companies in the financial group of undertakings, i.e. not insurance companies. Goodwill related to insurance acquisitions (SEK 5,721m) is reflected in the deduction of investments in insurance companies from the capital base (3).

The parent company's core capital (tier 1) was SEK 35,984m in December 2003 (34,188). The core capital ratio for the parent company was 18.0 per cent for the corresponding period (17.6).

Appendix 4 Risk and capital management

To best use the capital of the Group, and to evaluate profitability in the divisions, SEB uses a control model based on economic capital, "Capital at Risk". CAR represents an assessment of the risk that the operations of the Group imply at each given point in time. It is based on statistical probability calculations of the Group's various types of risk; i.e. credit, market, insurance, operational and business risks. CAR is well in line with the forthcoming changes of the capital adequacy rules which are being developed by the Basel Committee and the EU Commission. When allocating capital to divisions, CAR, like the legal capital requirement, is an important parameter. When calculating the return on capital of the divisions their respective results, after an assumed tax rate of 28 per cent, are put in relation to the allocated capital.

The Group's total, diversified CAR was SEK 39.6bn (37.0) at the end of the year. Credit risk constituted the larger portion of this with 62 per cent. Market risk, operational / business risk and insurance risk contribute with 10, 14, and 14 per cent respectively. The Group's capital policy prescribes the allowed CAR level, relative to available capital. Increases during 2003 are mainly volume-based and in line with the decided business plan.

The Group's risk taking in trading operations is measured by so-called value at risk, VaR. The Group has chosen a level of 99 per cent probability and a ten-day period. The table below shows the risk by risk type. The slightly higher VaR compared to 2002 was due to higher market volatility. An increase of the market interest rates with one percentage point would, as per year-end, have implied a value decrease of the Group's interest bearing assets and liabilities, including derivatives, by SEK 2,800m (2,500). The value change would affect the Group's result only as concerns the market-valued segments of the business. Such a decrease in value could also be countered by the opportunities, in an environment with higher interest rates, to receive a larger net interest income - e.g. from many deposit products.

	Min	Max	30 Sept 2003	Average 2003	Average 2002
Interest risk	37	193	59	105	91
Currency risk	4	90	26	23	24
Equity risk	3	43	4	10	16
Diversification			-25	-32	-38
Total	**37**	**191**	**64**	**106**	**93**

The SEB Group
Total

SEK m	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Accum Full year 2003	Accum Full year 2002
Net interest income	3 498	3 520	3 387	3 377	3 543	3 405	3 430	3 341	13 782	13 719
Net commission income	2 718	2 576	2 484	2 440	2 459	2 333	2 601	2 582	10 218	9 975
Net result of financial transactions	640	412	542	490	654	449	652	654	2 084	2 409
Other income	257	190	268	272	273	220	311	471	987	1 275
Total income	**7 113**	**6 698**	**6 681**	**6 579**	**6 929**	**6 407**	**6 994**	**7 048**	**27 071**	**27 378**
Staff costs	-2 817	-2 725	-2 789	-2 826	-2 733	-2 800	-2 865	-2 899	-11 157	-11 297
Pension compensation	194	146	157	161	189	192	273	294	658	948
Other operating costs	-1 661	-1 522	-1 489	-1 519	-1 778	-1 665	-1 733	-1 747	-6 191	-6 923
Amortisation of goodwill	-153	-153	-160	-150	-137	-137	-135	-135	-616	-544
Depreciation and write-downs	-210	-201	-201	-217	-232	-222	-246	-233	-829	-933
Merger and restructuring costs							-109	-91		-200
Total costs	**-4 647**	**-4 455**	**-4 482**	**-4 551**	**-4 691**	**-4 632**	**-4 815**	**-4 811**	**-18 135**	**-18 949**
Net credit losses etc *	-330	-273	-189	-214	-278	-181	-180	-189	-1 006	-828
Write-downs of financial fixed assets	-43	-1	-16	-4	-20		-9		-64	-29
Net result from associated companies	32	-8	-5		-75	-21		-8	19	-104
Operating result from insurance operations	69	43	-16	-18	10	-22	-20	-24	78	-56
Operating result	**2 194**	**2 004**	**1 973**	**1 792**	**1 875**	**1 551**	**1 970**	**2 016**	**7 963**	**7 412**

* including change in value of seized assets

Nordic Retail & Private Banking
Total

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Accum Full-year 2003	Accum Full-year 2002
Net interest income	1 081	1 074	1 048	1 044	1 035	1 042	1 047	1 045	4 247	4 169
Net commission income	920	852	798	756	810	695	767	823	3 326	3 095
Net result of financial transactions	37	41	39	34	35	24	19	33	151	111
Other income	36	31	71	35	56	29	69	48	173	202
Total income	**2 074**	**1 998**	**1 956**	**1 869**	**1 936**	**1 790**	**1 902**	**1 949**	**7 897**	**7 577**
Staff costs	-745	-723	-727	-705	-659	-728	-704	-756	-2 900	-2 847
Pension compensation	87	73	84	82	26	145	134	127	326	432
Other operating costs	-635	-572	-596	-589	-628	-538	-643	-609	-2 392	-2 418
Amortisation of goodwill	-13	-12	-12	-15					-52	
Depreciation and write-downs	-22	-9	-13	-11	-16	-9	-10	-11	-55	-46
Merger and restructuring costs					-9	-16		-40		-65
Total costs	**-1 328**	**-1 243**	**-1 264**	**-1 238**	**-1 286**	**-1 146**	**-1 223**	**-1 289**	**-5 073**	**-4 944**
Net credit losses etc	-75	-25	-51	-43	-71	43	-25	-32	-194	-85
Intra-group minority interest	-6	-6	-4	-1	-4	4	-10	-10	-17	-20
Operating result	**665**	**724**	**637**	**587**	**575**	**691**	**644**	**618**	**2 613**	**2 528**

Nordic Retail & Private Banking
Retail Banking

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Accum Full-year 2003	Accum Full-year 2002
Net interest income	903	899	892	897	897	905	900	890	3 591	3 592
Net commission income	282	257	222	210	265	207	218	273	971	963
Net result of financial transactions	30	33	32	28	28	22	22	27	123	99
Other income	9	10	45	14	24	11	28	13	78	76
Total income	**1 224**	**1 199**	**1 191**	**1 149**	**1 214**	**1 145**	**1 168**	**1 203**	**4 763**	**4 730**
Staff costs	-465	-452	-469	-430	-409	-471	-436	-491	-1 816	-1 807
Pension compensation	62	62	64	59	15	106	96	95	247	312
Other operating costs	-405	-368	-375	-373	-443	-352	-402	-399	-1 521	-1 596
Depreciation and write-downs	-13	-1	-3	-2	-10	-3	-4	-5	-19	-22
Merger and restructuring costs					7	13		-40		-20
Total costs	**-821**	**-759**	**-783**	**-746**	**-840**	**-707**	**-746**	**-840**	**-3 109**	**-3 133**
Net credit losses etc	-48	4	-8	-17	-39	56	5	-4	-69	18
Operating result	**355**	**444**	**400**	**386**	**335**	**494**	**427**	**359**	**1 585**	**1 615**

Nordic Retail & Private Banking
Private Banking

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full year 2003	Full year 2002
Net interest income	95	92	94	94	102	97	119	112	375	430
Net commission income	260	237	212	194	221	202	250	279	903	952
Net result of financial transactions	7	8	7	6	7	2	-3	6	28	12
Other income	1	1		2	14	-1	21	14	4	48
Total income	**363**	**338**	**313**	**296**	**344**	**300**	**387**	**411**	**1 310**	**1 442**
Staff costs	-141	-142	-136	-147	-145	-156	-167	-168	-566	-636
Pension compensation	12	11	10	14	5	25	21	23	47	74
Other operating costs	-79	-74	-88	-86	-76	-91	-125	-109	-327	-401
Depreciation and write-downs	-4	-3	-3	-3	-4	-4	-4	-4	-13	-16
Merger and restructuring costs					-4	-29				-33
Total costs	**-212**	**-208**	**-217**	**-222**	**-224**	**-255**	**-275**	**-258**	**-859**	**-1 012**
Net credit losses etc	-1		-1		-10	1	-6		-2	-15
Intra-group minority interest	-6	-6	-4	-1	-4	4	-10	-10	-17	-20
Operating result	**144**	**124**	**91**	**73**	**106**	**50**	**96**	**143**	**432**	**395**

Nordic Retail & Private Banking
SEB Kort

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full year 2003	Full year 2002
Net interest income	83	83	62	53	36	40	28	43	281	147
Net commission income	378	358	364	352	324	286	299	271	1 452	1 180
Other income	26	20	26	19	18	19	20	21	91	78
Total income	**487**	**461**	**452**	**424**	**378**	**345**	**347**	**335**	**1 824**	**1 405**
Staff costs	-139	-129	-122	-128	-105	-101	-101	-97	-518	-404
Pension compensation	13		10	9	6	14	17	9	32	46
Other operating costs	-151	-130	-133	-130	-109	-95	-116	-101	-544	-421
Amortisation of goodwill	-13	-12	-12	-15					-52	
Depreciation and write-downs	-5	-5	-7	-6	-2	-2	-2	-2	-23	-8
Merger and restructuring costs					-12					-12
Total costs	**-295**	**-276**	**-264**	**-270**	**-222**	**-184**	**-202**	**-191**	**-1 105**	**-799**
Net credit losses etc	-26	-29	-42	-26	-22	-14	-24	-28	-123	-88
Operating result	**166**	**156**	**146**	**128**	**134**	**147**	**121**	**116**	**596**	**518**

Corporate & Institutions
Total

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full year 2003	Full year 2002
Net interest income	1 164	1 135	1 148	1 156	1 163	1 148	1 147	1 135	4 603	4 593
Net commission income	986	852	902	919	880	922	1 005	871	3 659	3 678
Net result of financial transactions	545	382	495	387	529	358	508	547	1 809	1 942
Other income	50	4	73	80	84	55	60	99	207	298
Total income	**2 745**	**2 373**	**2 618**	**2 542**	**2 656**	**2 483**	**2 720**	**2 652**	**10 278**	**10 511**
Staff costs	-934	-825	-844	-861	-831	-839	-914	-872	-3 464	-3 456
Pension compensation	41	42	42	40	21	66	55	61	165	203
Other operating costs	-540	-518	-553	-560	-596	-596	-603	-628	-2 171	-2 423
Amortisation of goodwill	-14	-13	-14	-15	-16	-16	-15	-14	-56	-61
Depreciation and write-downs	-28	-25	-31	-27	-35	-32	-31	-32	-111	-130
Merger and restructuring costs					-49		-18	-31		-98
Total costs	**-1 475**	**-1 339**	**-1 400**	**-1 423**	**-1 506**	**-1 417**	**-1 526**	**-1 516**	**-5 637**	**-5 965**
Net credit losses etc	-70	-52	-5	-59	-25	-20	-27	-11	-186	-83
Write-downs of financial fixed assets			-10	-4					-14	
Intra-group minority interest	-11	-3	-4	-8	-8	-9	-9	-7	-26	-33
Operating result	**1 189**	**979**	**1 199**	**1 048**	**1 117**	**1 037**	**1 158**	**1 118**	**4 415**	**4 430**

Corporate & Institutions
Merchant Banking

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full year 2003	Full year 2002
Net interest income	1 168	1 139	1 159	1 160	1 164	1 159	1 160	1 144	4 626	4 627
Net commission income	671	559	612	603	573	572	544	459	2 445	2 148
Net result of financial transactions	495	341	475	357	422	362	522	491	1 668	1 797
Other income	46	28	35	62	46	24	33	56	171	159
Total income	**2 380**	**2 067**	**2 281**	**2 182**	**2 205**	**2 117**	**2 259**	**2 150**	**8 910**	**8 731**
Staff costs	-736	-662	-657	-670	-619	-653	-651	-648	-2 725	-2 571
Pension compensation	41	42	42	40	21	66	55	61	165	203
Other operating costs	-457	-416	-454	-454	-462	-482	-464	-493	-1 781	-1 901
Depreciation and write-downs	-16	-12	-17	-13	-16	-15	-15	-15	-58	-61
Merger and restructuring costs					1		-18	-31		-48
Total costs	**-1 168**	**-1 048**	**-1 086**	**-1 097**	**-1 075**	**-1 084**	**-1 093**	**-1 126**	**-4 399**	**-4 378**
Net credit losses etc	-71	-52	-1	-59	-25	-20	-29	-11	-183	-85
Write-downs of financial fixed assets			-10	-4					-14	
Intra-group minority interest	-11	-3	-4	-8	-8	-9	-9	-7	-26	-33
Operating result	**1 130**	**964**	**1 180**	**1 014**	**1 097**	**1 004**	**1 128**	**1 006**	**4 288**	**4 235**

Corporate & Institutions
Enskilda Securities

SEK m	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002	Q 2 2002	Q 1 2002	Jan-Dec Full-year 2003	Jan-Dec Full-year 2002
Net interest income	-4	-4	-11	-4	-1	-11	-13	-9	-23	-34
Net commission income	315	293	290	316	307	350	461	412	1 214	1 530
Net result of financial transactions	50	41	20	30	107	-4	-14	56	141	145
Other income	4	-24	38	18	38	31	27	43	36	139
Total income	**365**	**306**	**337**	**360**	**451**	**366**	**461**	**502**	**1 368**	**1 780**
Staff costs	-198	-163	-187	-191	-212	-186	-263	-224	-739	-885
Other operating costs	-83	-102	-99	-106	-134	-114	-139	-135	-390	-522
Amortisation of goodwill	-14	-13	-14	-15	-16	-16	-15	-14	-56	-61
Depreciation and write-downs	-12	-13	-14	-14	-19	-17	-16	-17	-53	-69
Merger and restructuring costs					-50					-50
Total costs	**-307**	**-291**	**-314**	**-326**	**-431**	**-333**	**-433**	**-390**	**-1 238**	**-1 587**
Net credit losses etc	1		-4				2		-3	2
Operating result	**59**	**15**	**19**	**34**	**20**	**33**	**30**	**112**	**127**	**195**

SEB AG Group

Adapted to Swedish Accounting Principles and based on allocated capital

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Accum Full year 2003	Accum Full year 2002
Net interest income	958	1 025	970	973	1 113	1 030	1 027	1 022	3 926	4 192
Net commission income	454	492	419	414	402	394	374	461	1 779	1 631
Net result of financial transactions	54	-20	25	46	91	36	70	25	105	222
Other income	106	45	34	69	21	57	65	155	254	298
Total income	**1 572**	**1 542**	**1 448**	**1 502**	**1 627**	**1 517**	**1 536**	**1 663**	**6 064**	**6 343**
Staff costs	-618	-679	-710	-710	-690	-737	-698	-715	-2 717	-2 840
Other operating costs	-465	-391	-368	-419	-458	-452	-462	-465	-1 643	-1 837
Depreciation and write-downs	-67	-58	-61	-64	-78	-73	-88	-79	-250	-318
Total costs	**-1 150**	**-1 128**	**-1 139**	**-1 193**	**-1 226**	**-1 262**	**-1 248**	**-1 259**	**-4 610**	**-4 995**
Net credit losses etc	-180	-209	-149	-97	-178	-156	-98	-98	-635	-530
Write-downs of financial fixed assets	-2				5		-5		-2	
Net result from associated companies	17	10	8	5	-36	-8	18	18	40	-8
Operating result	**257**	**215**	**168**	**217**	**192**	**91**	**203**	**324**	**857**	**810**

Division German Retail & Mortgage Banking

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Accum Full year 2003	Accum Full year 2002
Net interest income	825	894	837	842	983	910	906	903	3 398	3 702
Net commission income	290	353	287	286	246	247	226	323	1 216	1 042
Net result of financial transactions	25	-49	-10	17	67	5	44	6	-17	122
Other income	103	35	31	52	17	53	65	155	221	290
Total income	**1 243**	**1 233**	**1 145**	**1 197**	**1 313**	**1 215**	**1 241**	**1 387**	**4 818**	**5 156**
Staff costs	-505	-587	-619	-620	-599	-657	-619	-631	-2 331	-2 506
Other operating costs	-345	-282	-266	-300	-330	-332	-341	-344	-1 193	-1 347
Depreciation and write-downs	-64	-55	-57	-60	-72	-70	-84	-76	-236	-302
Total costs	**-914**	**-924**	**-942**	**-980**	**-1 001**	**-1 059**	**-1 044**	**-1 051**	**-3 760**	**-4 155**
Net credit losses etc	-188	-173	-115	-97	-177	-156	-98	-98	-573	-529
Write-downs of financial fixed assets	-2				5		-5		-2	
Net result from associated companies	17	10	8	5	-36	-8	18	18	40	-8
Operating result	**156**	**146**	**96**	**125**	**104**	**-8**	**112**	**256**	**523**	**464**

SEB Asset Management

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Accum. Full year 2003	Accum. Full year 2002
Net interest income	22	20	22	19	26	21	20	22	83	89
Net commission income	322	319	290	304	334	316	388	385	1 235	1 423
Net result of financial transactions	2	-2	2	1	-1	5	2	2	3	8
Other income	9	-1	3	7	6	3	-1	4	18	12
Total income	**355**	**336**	**317**	**331**	**365**	**345**	**409**	**413**	**1 339**	**1 532**
Staff costs	-136	-132	-132	-150	-150	-141	-144	-142	-550	-577
Pension compensation	7	7	7	8	4	11	11	13	29	39
Other operating costs	-91	-71	-79	-89	-120	-91	-95	-104	-330	-410
Amortisation of goodwill	-1	-2	-2	-2	-2	-2	-2	-2	-7	-8
Depreciation and write-downs	-6	-7	-8	-5	-8	-8	-8	-8	-26	-32
Merger and restructuring costs					-1		-7			-8
Total costs	**-227**	**-205**	**-214**	**-238**	**-277**	**-231**	**-245**	**-243**	**-884**	**-996**
Operating result	**128**	**131**	**103**	**93**	**88**	**114**	**164**	**170**	**455**	**536**

SEB Baltic & Poland

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Accum. Full year 2003	Accum. Full year 2002
Net interest income	360	350	345	315	349	349	345	334	1 370	1 377
Net commission income	167	176	172	144	149	154	153	133	659	589
Net result of financial transactions	39	51	61	54	43	85	47	56	205	231
Other income	51	20	26	11	30	9	15	12	108	66
Total income	**617**	**597**	**604**	**524**	**571**	**597**	**560**	**535**	**2 342**	**2 263**
Staff costs	-169	-174	-180	-173	-171	-176	-180	-179	-696	-706
Pension compensation	1		1			1		1	2	2
Other operating costs	-148	-136	-114	-105	-133	-108	-108	-103	-503	-452
Amortisation of goodwill	-12	-13	-12	-12	-12	-13	-12	-12	-49	-49
Depreciation and write-downs	-51	-47	-48	-50	-53	-54	-56	-55	-196	-218
Total costs	**-379**	**-370**	**-353**	**-340**	**-369**	**-350**	**-356**	**-348**	**-1 442**	**-1 423**
Net credit losses etc	2	-23	-47	-16	-9	-49	-31	-49	-84	-138
Write-downs of financial fixed assets	-1	1	-3		-7				-3	-7
Net result from associated companies	22	-1	-1	10	-16	-2	7		30	-11
Operating result from insurance operations	2	6	6	2	1	8	13	6	16	28
Operating result	**263**	**210**	**206**	**180**	**171**	**204**	**193**	**144**	**859**	**712**

SEB Trygg Liv

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full-year 2003	Full-year 2002
Administration traditional life insurance	109	100	95	97	104	100	91	103	401	398
Unit-linked insurance	250	236	195	181	190	187	216	241	862	834
Risk operations and other	47	37	54	49	45	38	49	44	187	176
Total income	**406**	**373**	**344**	**327**	**339**	**325**	**356**	**388**	**1 450**	**1 408**
Operating expenses	-380	-339	-381	-353	-362	-303	-310	-403	-1 453	-1 378
Capitalisation of acquisition costs	51	48	70	53	35	11	3	54	222	103
Goodwill and other costs	-13	-19	-14	-14	-11	-21	-24	-23	-60	-79
Total costs	**-342**	**-310**	**-325**	**-314**	**-338**	**-313**	**-331**	**-372**	**-1 291**	**-1 354**
Net result from associated companies		-1	-4	-5		-4	-4	-6	-10	-14
Operating result	**64**	**62**	**15**	**8**	**1**	**8**	**21**	**10**	**149**	**40**
Change in surplus values	464	818	213	244	196	472	396	239	1 739	1 303
Total result	**528**	**880**	**228**	**252**	**197**	**480**	**417**	**249**	**1 888**	**1 343**
Change in assumptions	-35		-59		-447				-94	-447
Financial effects due to short term fluctuations	121	72	441	-338	411	-890	-1 054	-194	296	-1 727
Total result net	**614**	**952**	**610**	**-86**	**161**	**-410**	**-637**	**55**	**2 090**	**-831**

The operating result is consolidated on one-line in the Group accounts; 'Operating result from insurance operations'.

Other and eliminations

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Full-year 2003	Full-year 2002
Net interest income	46	47	-13	1	-13	-65	-35	-98	81	-211
Net commission income	33	24	35	31	40	-1	62	47	123	148
Net result of financial transactions	-8	-11	-45	-3	-19	-28	32	10	-67	-5
Other income	8	101	64	87	80	71	103	153	260	407
Total income	**79**	**161**	**41**	**116**	**88**	**-23**	**162**	**112**	**397**	**339**
Staff costs	-328	-284	-287	-317	-323	-259	-304	-319	-1 216	-1 205
Pension compensation	58	24	23	31	138	-31	73	92	136	272
Other operating costs	98	57	119	124	29		57	41	398	127
Amortisation of goodwill	-113	-113	-120	-106	-107	-106	-106	-107	-452	-426
Depreciation and write-downs	-39	-58	-44	-64	-48	-49	-57	-51	-205	-205
Merger and restructuring costs					59	16	-84	-20		-29
Total costs	**-324**	**-374**	**-309**	**-332**	**-252**	**-429**	**-421**	**-364**	**-1 339**	**-1 466**
Net credit losses etc	1		29	1	4	1	1	1	31	7
Write-downs of financial fixed assets	-40	-2	-3		-18		-4		-45	-22
Net result from associated companies	10	-8	-4	-6	-11	-6	-6	-9	-8	-32
Operating result from insurance operations	3	-25	-37	-28	8	-38	-54	-40	-87	-124
Operating result	**-271**	**-248**	**-283**	**-249**	**-181**	**-495**	**-322**	**-300**	**-1 051**	**-1 298**

The SEB Group
Net commission income

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Accum. Full year 2003	Accum. Full year 2002
Issue of securities	91	25	20	29	21	90	125	36	165	272
Advisory	123	55	101	107	81	144	73	55	386	353
Secondary market shares	376	338	312	310	368	331	430	434	1 336	1 563
Secondary market other	49	42	56	43	59	44	58	52	190	213
Derivatives	62	71	74	74	57	40	32	46	281	175
Custody and mutual fund	622	580	546	526	540	545	658	680	2 274	2 423
Payment fees	247	254	237	259	268	262	253	278	997	1 061
Card fees	605	574	584	559	484	447	476	441	2 322	1 848
Lending	210	120	164	159	155	141	123	74	653	493
Deposits	18	17	16	16	16	18	16	16	67	66
Guarantees	30	30	30	32	31	31	34	34	122	130
Other	140	238	178	175	192	86	158	218	731	654
SEB AG and The Baltic	735	771	682	643	648	617	607	652	2 831	2 524
Commission income	**3 308**	**3 115**	**3 000**	**2 932**	**2 920**	**2 796**	**3 043**	**3 016**	**12 355**	**11 775**
Securities	-17	-12	-14	-16	-43	-29	-39	-39	-59	-150
Payments	-304	-284	-292	-275	-231	-241	-245	-252	-1 155	-969
Other	-142	-130	-111	-115	-86	-118	-74	-85	-498	-363
SEB AG and The Baltic	-127	-113	-99	-86	-101	-75	-84	-58	-425	-318
Commission costs	**-590**	**-539**	**-516**	**-492**	**-461**	**-463**	**-442**	**-434**	**-2 137**	**-1 800**
Securities	1 121	973	920	892	945	981	1 232	1 163	3 906	4 321
Payments	548	544	529	543	521	468	484	467	2 164	1 940
Other	441	401	452	448	446	342	362	358	1 742	1 508
SEB AG and The Baltic	608	658	583	557	547	542	523	594	2 406	2 206
Net commission income	**2 718**	**2 576**	**2 484**	**2 440**	**2 459**	**2 333**	**2 601**	**2 582**	**10 218**	**9 975**

The SEB Group
Net result of financial transactions

SEK m	Q4 2003	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Accum. Full year 2003	Accum. Full year 2002
Skandinaviska Enskilda Banken	-60	-52	30	58	288	75	97	140	-24	600
Enskilda Securities	49	41	15	39	103	1	-14	51	144	141
SEB AG *	-8	-41	-3	4	59	28	47		-48	134
Baltics and other	39		36	41	42	17	-14	15	116	60
Realized and unrealized	**20**	**-52**	**78**	**142**	**492**	**121**	**116**	**206**	**188**	**935**
Fx trading / exchange rate changes	620	464	464	348	178	330	454	448	1 896	1 410
Redemptions of bonds					-16	-2	82			64
Net result of financial transactions	**640**	**412**	**542**	**490**	**654**	**449**	**652**	**654**	**2 084**	**2 409**

* Includes redemption of bonds